Singtel

08004831

20 August 2008

SEC Mail
Mail Processing
Section

SEP 05 2008

Washington, DC
106

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 11 August 2008 to 15 August 2008.

Our SEC file number is 82-3622.

Yours faithfully

Choo Wei-Pin
Assistant General Counsel

Encs

PROCESSED
SEP 12 2008
THOMSON REUTERS

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

First Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	12-Aug-2008 06:29:01
Announcement No.	00007

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-06-2008

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- 1stqtr-App7.2.pdf
- 1stqtr-MDA.pdf
- 1stqtr-Slides.pdf

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SingTel

News Release

SingTel Group posts strong revenue growth and stable underlying earnings for the first quarter

Singapore, 12 August 2008 – Singapore Telecommunications Limited (SingTel) announced its unaudited results for the first quarter ended 30 June 2008.

Highlights

	Quarter		YOY
	June 2008 (S$m)	June 2007 (S$m)	Change %
Operating revenue	3,777	3,567	5.9
Operational EBITDA	1,146	1,117	2.6
Share of associates' ordinary earnings	570	656	-13.1
EBITDA	1,728	1,769	-2.3
Net profit attributable to shareholders	878	927	-5.3
Underlying net profit [1]	865	868	-0.3
Underlying earnings per share (S cents)	5.44	5.46	-0.4

Group

The Group's operating revenue increased 5.9 per cent to S$3.78 billion, driven by the double-digit growth in data and IT businesses in Singapore and Optus' strong focus on mobile and fixed on-net businesses.

Net underlying profit for the first quarter was flat at S$865 million but would have increased 6.0 per cent if the regional currencies had remained stable from a year ago.

Net profit declined 5.3 per cent to S$878 million after including a one-off S$84 million exceptional currency translation gain recognised in the first quarter a year ago.

Ms Chua Sock Koong, SingTel Group Chief Executive Officer, said: "Our businesses are growing despite the challenging market conditions.

"In Singapore, we held our leadership position and in the mobile market we continued to gain market share, even with the implementation of full mobile number portability. Likewise in Australia, we continued to win new customers."

"As we report in Singapore dollar, the financial results of our regional associates are exposed to fluctuations in foreign exchange rates. In this quarter, the impact was negative," Ms Chua added.

Free cash flow was stable at S$553 million in the first quarter from a year ago.

[1] Defined as net profit before exceptional items and exchange differences on inter-company loans to Optus, capital reductions of certain overseas subsidiaries, net of hedging, as well as significant exceptional items of associates

SingTel

<u>Singapore</u>

The Singapore business registered another quarter of strong performance with double-digit growth in Data and IT businesses.

In the first quarter, the Singapore business reported an 8.1 per cent rise in revenue to S$1.25 billion from S$1.16 billion a year ago. Margin for the Singapore business decreased 2.8 percentage points to 41.7 per cent attributable mainly to higher mobile selling expenses as well as content costs for mio TV.

Revenue from **Data & Internet** grew 11 per cent to S$370 million in the first quarter boosted by strong demand for managed services and fixed broadband service. Managed services posted an impressive 23 per cent gain in revenue reflecting SingTel's success in winning market share through the delivery of enhanced offerings and innovative solutions for corporate customers.

SingTel added 13,000 fixed broadband customers in the quarter and retained leadership position with a 54.1 per cent market share.

Mobile Communications had another strong quarter with revenue increasing 9.7 per cent to S$347 million as the number of mobile customers surged 41 per cent in the first quarter from a year ago.

SingTel added 182,000 subscribers in the first quarter reflecting its successful marketing efforts to win new and retain customers. This brings SingTel's total mobile customer base to 2.75 million with a market share of 44.7 per cent.

In the prepaid segment, 151,000 customers were added in the first quarter, bringing total subscribers to 1.34 million and a market share of 44.6 per cent. SingTel added 31,000 postpaid customers and held a market share of 44.8 per cent.

Customer base for mio TV, which started a year ago, grew nearly 2,000 to more than 45,000 at the end of 30 June 2008 from a quarter ago. Customer additions in the quarter were offset partly by the termination of inactive subscribers following the expiry of the waiver periods introduced during the initial launch period.

mio TV announced on 23 July 2008 the first-of-its-kind deal with Disney-ABC International Television, Twentieth Century Fox and Warner Bros. International Television Distribution, that makes it possible for its mio TV service to screen over 50 top US series as early as 24 hours after their US premiere.

IT & Engineering revenue generated by NCS increased 20 per cent to S$181 million. Increased demand for network and infrastructure management, systems integration and facility management were the key drivers behind another quarter of strong performance.

SingTel

Operating expenses in the Singapore business rose 14 percent to S$743 million largely because of a 39 per cent increase in Selling & Administration costs. This arose from higher mobile customer acquisition and retention costs, content costs associated with mio TV and advertising and promotions ahead of the 13 June 2008 implementation of full mobile number portability.

Staff costs grew 8.4 per cent reflecting the increased headcount mainly for the IT business to support the increased number of projects.

<u>Optus</u>

In the first quarter, Optus delivered an increase in operating revenue of 3.1 per cent to A$1.96 billion; increasing service revenue growth in a highly competitive mobile market despite a 25 per cent decline in mobile termination rates and Optus' exit from unprofitable consumer fixed line resale market.

Operational EBITDA grew 2.7 per cent or A$13 million year-on-year, and margin was stable at 25.3 per cent. Free cash flow amounted to A$117 million, up 15 per cent.

Net profit for the quarter was flat at A$122 million after including depreciation charges from capital investments made in Networks, Satellites and the new Sydney office premises. Optus invests more than A$1 billion each year in capital programmes in Australia.

Mr Paul O'Sullivan, Optus Chief Executive, said: "Optus is tracking positively with good momentum in a highly competitive market. We are consistently acquiring mobile, wireless and broadband customers and keeping overall margin stable. Our mobile-led attack on the market continues."

"This strong start to the financial year is evidence that our unwavering focus on delivering challenger products and creative price offerings whilst maintaining discipline with our costs is beginning to reap rewards."

"With the trends continuing for the fourth consecutive quarter, Optus Mobile delivered increased postpaid mobile acquisitions and accelerating outgoing service revenue growth in the current quarter. In the fixed market, Optus Business is taking profitable market share and growing ahead of the industry. And in the Consumer fixed business, on-net broadband customer acquisitions delivered profitability and margin improvement," Mr O'Sullivan said.

Optus Mobile continued to build scale and underlying revenue growth with strong demand for wireless broadband products, competitive postpaid offerings, innovative devices and content.

Operating revenue for Optus Mobile grew 6.0 per cent to A$1.11 billion. Outgoing service revenue grew 9.7 per cent. Optus also continues with its clear lead in the prepaid segment with outgoing service revenue growth of 13 per cent.

In the quarter, 101,000 new subscribers were added, including 87,000 postpaid additions, taking the total number of mobile customers to 7.24 million. 3G subscribers increased 33 per cent on a sequential quarter basis to 1.87 million.

SingTel

Mobile EBITDA margin was 30 per cent, down 4 percentage points year-on-year reflecting higher acquisition and service costs associated with customer growth, especially in wireless broadband. The margin was also impacted by an additional bad debt charge of A$20 million to increase the loss provisions specifically relating to Bill Express, a prepaid channel vendor, to A$30 million.

The **Optus Business and Wholesale Fixed** division once again delivered market share gains with strong revenue growth and double-digit EBITDA growth.

Total revenue for this division grew 6.7 per cent driven by 8.0 per cent growth in Optus Business fixed revenue. Optus Business continued its focus on growing IP-VPN and Ethernet services, expanding its ICT and managed services business and managing legacy telecommunications products, with improved cash flow and capital efficiency in the Business.

This quarter, **Optus Consumer and SMB Fixed** lifted margins by 8 percentage points to 17 per cent with on-net growth.

Unbundled Local Loop (ULL) customers grew by 51,000 during the quarter to 368,000 and as at 30 June 2008, there were 360 ULL exchanges completed which covered 2.9 million premises.

Year on year, on-net broadband customers increased 268,000 to 753,000 while off-net broadband customers declined as Optus executed its strategy to exit unprofitable fixed line resale business. Total broadband customers (including business grade customers) amounted to 918,000, an increase of 10 per cent from a year ago.

Consumer on-net revenue increased by 30 per cent partly mitigating the decline in off-net revenues. The proportion of on-net revenue in Consumer Fixed is now at 78 per cent, up from 55 per cent a year ago.

EBITDA grew A$25 million from the last corresponding quarter. The increase was driven by higher on-net revenue focus and yield management initiatives. It included the benefit of a A$14 million adjustment related to the ACCC Final determination on call diversion charges.

Regional Mobile Associates

Pre-tax profit contributions from mobile associates in the first quarter fell 11 per cent to S$582 million because of the negative currency impact, lower earnings from Telkomsel and Globe, and the inclusion of losses from Warid Telecom.

If the regional currencies had remained stable from a year ago, pre-tax profit contribution of the associates would have been flat.

The Group's combined mobile customer base grew 45 per cent, or 61 million, to 198 million.

Bharti's pre-tax ordinary profit increased 26 per cent in Indian rupee terms driven by another record quarter of net customer additions. In Singapore dollar terms, the Group's share gained 11 per cent to S$235 million as the rupee depreciated a significant 13 per cent against the Singapore dollar from a year ago.

SingTel

In the quarter, the Group recognised a second exceptional gain of S$8 million arising from Bharti's sale of minority stakes in Bharti Infratel. Including this gain, the Group's share of pre-tax profit of Bharti amounted to S$243 million, up 15 per cent from a year ago.

Total customer base surged 62 per cent to 69.4 million as at 30 June 2008 from a year ago, giving Bharti, the number one mobile phone operator in India, a market share of 24 per cent in the total wireless market. Bharti added another record 7.4 million mobile customers in the quarter ended 30 June 2008.

Bharti reduced roaming charges and national long-distance tariffs by more than 40 per cent as it continued with its strategy of making mobile services more affordable and available. Bharti recorded more than 100 billion minutes on its mobile network for the quarter.

In the first quarter, **Telkomsel's** pre-tax ordinary profit declined 11 per cent in Indonesian rupiah terms as operating costs and depreciation from network enhancements increased faster than its revenue growth.

In Singapore dollar terms, the Group's share of pre-tax ordinary profit fell 23 per cent to S$221 million as a result of the rupiah's steep 15 per cent depreciation.

Telkomsel added 22 per cent more customers from a year ago, bringing total subscriber base to 52.4 million as at 30 June 2008 and remained the market leader in Indonesia.

Telkomsel continued to roll out its network deploying close to 1,300 radio base stations in the quarter to maintain its leadership in coverage and quality. As at 30 June 2008, its 3G service extended to 115 cities across the country, an increase of 17 cities from a quarter ago.

Globe's pre-tax profit contribution in Singapore dollar terms declined 26 per cent to S$62 million in the first quarter. Service revenue declined as the high fuel and food prices in the Philippines had adversely affected discretionary spending.

Globe, the second-largest mobile operator in the Philippines, added 25 per cent more mobile customers or 4.6 million in the first quarter from a year ago. Total subscriber base reached 22.7 million as at 30 June 2008.

AIS' ordinary pre-tax contribution in Thai baht rose 18 per cent in the first quarter partly driven by strong revenue growth in prepaid services, non-voice traffic and international calls while operating expenses fell on lower marketing costs and bad debts.

In Singapore dollar terms, AIS' pre-tax ordinary profit gained 6.9 per cent to S$66 million because of the baht's 10 per cent depreciation against the Singapore dollar.

In the first quarter, AIS's mobile customer base grew 14 per cent to 26 million from a year ago and AIS continued to lead the market with about 46 per cent market share.

PBTL, the only CDMA mobile phone operator in Bangladesh, had a customer base of 1.7 million as at 30 June 2008, an increase of 34 per cent from a year ago. The Group's share of PBTL's losses in the first quarter was S$6 million down from a loss of $8 million a year ago.

The Group's share of pre-tax losses for **Warid**, the fourth largest mobile operator in Pakistan, was S$22 million in the first quarter impacted by higher marketing and advertising costs, network utility and rental expenses as it expanded its network reach and subscriber base.

The Group acquired a 30 per cent stake in Warid in September 2007 and started equity accounting of its results from the December 2007 quarter. Warid's total mobile subscriber base surged 73 per cent to 15.5 million as at 30 June 2008 from a year ago.

<u>Outlook</u>

As a high proportion of the Group's earnings are from outside of Singapore, the financial performance is sensitive to currency movements in the countries the Group operates in. A stronger Singapore dollar will reduce earnings contributions from the overseas operations.

Taking into account the actual performance in the first quarter, the pre-tax earnings contributions from the regional mobile associates are expected to grow at low double-digit level and at a pace slower than the past two years. The earnings contributions may be further impacted by currency fluctuations.

The guidance issued earlier for the Singapore and Australian businesses is affirmed.

~~~~~~~~~~~~~~~~~~~~~~
~~~~~~~~~~~~~~~~~~~~~~

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

SGX APPENDIX 7.2 ANNOUNCEMENT
UNAUDITED FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS FOR THE FIRST QUARTER ENDED 30 JUNE 2008

Contents **Page**

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the first quarter ended 30 June 2008

	Notes	30 Jun 08 S$ Mil	30 Jun 07 S$ Mil
Operating revenue		**3,776.9**	3,566.8
Operating expenses		**(2,658.9)**	(2,472.9)
Other income	2	**27.8**	22.7
		1,145.8	1,116.6
Depreciation and amortisation	3	**(481.5)**	(474.0)
		664.3	642.6
Exceptional items	4	**12.9**	(24.6)
Profit on operating activities		**677.2**	618.0
Associated and joint venture companies			
- share of ordinary results		**470.2**	656.3
- share of exceptional items	5	**11.9**	(4.2)
- share of tax		**(46.7)**	(189.1)
		435.4	463.0
Profit before interest, investment income (net) and tax		**1,112.6**	1,081.0
Interest and investment income (net)	6	**24.5**	97.8
Finance costs	7	**(102.0)**	(92.0)
Profit before tax		**1,035.1**	1,086.8
Tax expense	8	**(156.9)**	(159.5)
Profit after tax		**878.2**	927.3
Attributable to:			
Shareholders of the Company		**878.1**	927.2
Minority interests		**0.1**	0.1
		878.2	927.3
Earnings per share attributable to shareholders of the Company			
- basic	10	**5.52¢**	5.83¢
- diluted	10	**5.50¢**	5.81¢

BALANCE SHEETS
As at 30 June 2008

	Notes	Group As at 30 Jun 08 S$ Mil (Unaudited)	Group As at 31 Mar 08 S$ Mil (Audited)	Company As at 30 Jun 08 S$ Mil (Unaudited)	Company As at 31 Mar 08 S$ Mil (Audited)
Current assets					
Cash and cash equivalents		1,090.7	1,372.0	91.3	614.4
Trade and other receivables		3,098.0	2,540.9	1,594.4	1,597.1
Derivative financial instruments		3.9	2.5		1.2
Financial assets at fair value through profit or loss (**"FVTPL investments"**)		10.8	11.0		
Inventories		205.6	123.6	24.1	18.9
		4,409.0	4,050.0	1,709.8	2,231.6
Non-current assets					
Property, plant and equipment		10,363.0	10,124.2	1,944.4	1,985.4
Intangible assets		10,065.8	10,056.5	2.9	3.0
Subsidiaries				13,982.3	13,982.3
Associated companies		966.2	1,086.9	24.7	24.7
Joint venture companies		7,107.7	7,458.0	29.9	29.9
Available-for-sale (**"AFS"**) investments		321.2	352.6	32.3	37.0
Derivative financial instruments		241.9	358.0	241.9	358.0
Deferred tax assets		1,092.3	1,083.0		
Other non-current receivables		145.7	150.1	89.3	89.0
		30,303.8	30,664.3	16,347.7	16,509.3
Total assets		34,712.8	34,714.3	18,057.5	18,740.9
Current liabilities					
Trade and other payables		3,370.3	3,360.1	2,008.6	2,890.6
Provision		13.4	12.7		
Current tax liabilities		392.1	845.8	281.9	237.1
Borrowings (unsecured)	11	1,715.9	1,874.3	477.1	487.1
Borrowings (secured)	11	0.3	0.3		
Derivative financial instruments		388.4	162.5	167.3	155.7
		5,880.4	5,755.7	2,934.9	3,770.5
Non-current liabilities					
Borrowings (unsecured)	11	4,944.9	5,668.2	3,692.7	3,891.2
Advance billings		396.2	395.5	114.3	108.4
Deferred income		38.8	40.1	7.3	8.5
Derivative financial instruments		1,222.2	1,334.4	950.7	953.1
Deferred tax liabilities		341.4	329.5	243.2	234.5
Other non-current liabilities		198.0	188.6	13.4	14.8
		7,141.5	7,956.3	5,021.6	5,210.5
Total liabilities		13,021.9	13,712.0	7,956.5	8,981.0
Net assets		21,690.9	21,002.3	10,101.0	9,759.9
Share capital and reserves					
Share capital	12	2,595.3	2,593.7	2,595.3	2,593.7
Reserves		19,092.7	18,405.8	7,505.7	7,166.2
Equity attributable to shareholders of the Company		21,688.0	20,999.5	10,101.0	9,759.9
Minority interests		2.9	2.8	-	-
Total equity		21,690.9	21,002.3	10,101.0	9,759.9

STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)
For the first quarter ended 30 June 2008

	Group		Company	
	30 Jun 08 S$ Mil	30 Jun 07 S$ Mil	30 Jun 08 S$ Mil	30 Jun 07 S$ Mil
Share Capital				
Balance as at 1 Apr	2,593.7	2,562.1	2,593.7	2,562.1
Issue of new shares	1.6	11.0	1.6	11.0
Balance as at 30 Jun	2,595.3	2,573.1	2,595.3	2,573.1
Treasury Shares [1] Held by Trust [2]				
Balance as at 1 Apr	(50.1)	(42.4)	-	-
Performance shares purchased by Company	(12.1)	(11.2)	(12.1)	(11.2)
Performance shares purchased by Trust	(6.6)	(7.2)	-	-
Performance shares vested	52.9	42.4	12.1	11.2
Balance as at 30 Jun	(15.9)	(18.4)	-	-
Capital Reserve - Performance Shares				
Balance as at 1 Apr	11.8	35.0	(22.8)	(6.7)
Equity-settled performance shares	6.2	8.4	3.6	4.0
Transfer of liability to equity	1.1	3.2	1.1	0.8
Cash paid to employees under performance share plans	(0.2)	(3.8)	(0.1)	(3.8)
Performance shares purchased by SingTel Optus Pty Limited ("Optus") and vested	(13.5)	(11.8)	-	-
Performance shares vested from Treasury shares	(52.9)	(42.4)	(6.4)	(6.2)
Contribution to Trust	-	-	(3.6)	(4.4)
Balance as at 30 Jun	(47.5)	(11.4)	(28.2)	(16.3)
Currency Translation Reserve				
Balance as at 1 Apr	95.8	389.1	-	-
Currency translation differences transferred to income statement upon capital reduction of subsidiaries	-	(83.8)	-	-
Currency translation differences [*]	(249.2)	586.3	-	-
Balance as at 30 Jun	(153.4)	891.6	-	-
Hedging Reserve				
Balance as at 1 Apr	(266.0)	(142.2)	(263.8)	(113.8)
Net valuation taken to equity (net of tax) [*]	64.8	27.2	64.3	16.2
Transferred to income statement (net of tax)	48.0	(23.1)	48.0	(27.7)
Balance as at 30 Jun	(153.2)	(138.1)	(151.5)	(125.3)
Balance carried forward	2,225.3	3,296.8	2,415.6	2,431.5

STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the first quarter ended 30 June 2008

	Group		Company	
	30 Jun 08 S$ Mil	30 Jun 07 S$ Mil	30 Jun 08 S$ Mil	30 Jun 07 S$ Mil
Balance brought forward	**2,225.3**	3,296.8	**2,415.6**	2,431.5
Fair Value Reserve				
Balance as at 1 Apr	**54.4**	21.8	**24.9**	21.2
Fair value changes on AFS investments (*)	**(28.7)**	4.3	**(2.2)**	4.6
Balance as at 30 Jun	**25.7**	26.1	**22.7**	25.8
Retained Earnings				
Balance as at 1 Apr	**19,800.7**	19,277.2	**7,427.9**	9,239.0
Goodwill transferred from 'Other Reserves' on dilution	**-**	(0.5)	**-**	-
Net profit for the period (*)	**878.1**	927.2	**234.8**	145.6
Balance as at 30 Jun	**20,678.8**	20,203.9	**7,662.7**	9,384.6
Other Reserves (3)				
Balance as at 1 Apr	**(1,240.8)**	(1,253.4)	**-**	-
Goodwill transferred to 'Retained Earnings' on dilution	**-**	0.5	**-**	-
Share of associated and joint venture companies' reserve movements (*)	**(1.0)**	3.5	**-**	-
Balance as at 30 Jun	**(1,241.8)**	(1,249.4)	**-**	-
Equity attributable to shareholders of the Company	**21,688.0**	22,277.4	**10,101.0**	11,841.9
Minority Interests				
Balance as at 1 Apr	**2.8**	2.8	**-**	-
Net profit for the period (*)	**0.1**	0.1	**-**	-
Balance as at 30 Jun	**2.9**	2.9	**-**	-
Total equity	**21,690.9**	22,280.3	**10,101.0**	11,841.9
Total recognised gains (4)	**664.1**	1,548.6	**296.9**	166.4

Notes:

(1) 'Treasury Shares' are accounted for in accordance with Singapore Financial Reporting Standard (**"FRS"**) 32 (revised 2004).

(2) RBC Dexia Trust Services Singapore Limited (the **"Trust"**) is the trustee of a trust established to administer the performance share plans.

(3) 'Other Reserves' relate mainly to goodwill on acquisition completed prior to 1 April 2001.

(4) Total recognised gains comprised all items marked (*) which included a gain of S$0.1 million (30 June 2007: gain of S$0.1 million) attributable to minority interests. Total recognised gains for the Group included a loss of S$214.1 million (30 June 2007: loss of S$621.3 million) recognised directly in equity. Total recognised gains for the Company included a gain of S$62.1 million (30 June 2007: gain of S$20.8 million) recognised directly in equity.

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

For the first quarter ended 30 June 2008

	30 Jun 08 S$ Mil	30 Jun 07 S$ Mil
Cash Flows from Operating Activities		
Profit before tax	**1,035.1**	1,086.8
Adjustments for:		
Depreciation and amortisation	481.5	474.0
Exceptional items	(12.9)	24.6
Interest and investment income (net)	(24.5)	(97.8)
Finance costs	102.0	92.0
Share of results of associated and joint venture companies (post-tax)	(435.4)	(463.0)
Other non-cash items	7.9	10.1
	118.6	39.9
Operating cash flow before working capital changes	**1,153.7**	1,126.7
Changes in operating assets and liabilities		
Trade and other receivables	**(124.9)**	(157.6)
Trade and other payables	**(81.1)**	43.0
Inventories	**(76.7)**	(61.4)
Currency translation adjustments of subsidiaries	**28.3**	(13.7)
Cash generated from operations	**899.3**	937.0
Payment to employees in cash under performance share plans	**(1.9)**	(9.6)
Dividends received from associated and joint venture companies	**124.8**	96.5
Income tax paid	**(10.7)**	(12.4)
Net cash inflow from operating activities	**1,011.5**	1,011.5
Cash Flows from Investing Activities		
Dividends from other investments	**0.9**	0.7
Interest received	**13.7**	13.5
Investment in joint venture companies	**(15.5)**	(2.0)
Long term loans repaid by joint venture companies	**1.2**	-
Investment in AFS investments	**-**	(0.4)
Proceeds from sale of AFS investments	**-**	0.1
Payment for purchase of property, plant and equipment	**(458.6)**	(455.6)
Proceeds from sale of property, plant and equipment	**0.1**	0.2
Purchase of intangible assets	**(0.1)**	(0.3)
Withholding tax paid on intra-group interest income	**(0.3)**	(58.6)
Net cash outflow from investing activities	**(458.6)**	(502.4)

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

For the first quarter ended 30 June 2008

	30 Jun 08 S$ Mil	30 Jun 07 S$ Mil
Cash Flows from Financing Activities		
Proceeds from term loans	**315.9**	911.0
Repayment of term loans	**(977.1)**	(604.7)
Bonds repaid	**(4.1)**	(2.9)
Finance lease payments	**-**	(0.4)
(Repayment of)/ Net proceeds from borrowings	**(665.3)**	303.0
Net interest paid on borrowings and swaps	**(147.2)**	(149.5)
Proceeds from issue of shares	**1.6**	11.0
Purchase of performance shares	**(32.2)**	(30.8)
Net cash (outflow)/ inflow from financing activities	**(843.1)**	133.7
Net (decrease)/ increase in cash and cash equivalents	**(290.2)**	642.8
Exchange effects on cash and cash equivalents	**8.8**	13.9
Cash and cash equivalents at beginning of period	**1,371.9**	1,390.0
Cash and cash equivalents at end of period	**1,090.5**	2,046.7

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
For the first quarter ended 30 June 2008

For the purposes of the consolidated cash flow statements, cash and cash equivalents comprise:

	As at 30 June	
	2008 S$ Mil (Unaudited)	2007 S$ Mil (Unaudited)
Fixed deposits	**844.2**	1,909.4
Cash and bank balances	**246.5**	137.4
Less: Bank overdrafts	**(0.2)**	(0.1)
	1,090.5	2,046.7

Bank overdrafts are classified as part of current unsecured borrowings in the consolidated balance sheet.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the first quarter ended 30 June 2008

1. BASIS OF PREPARATION

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current quarter as the most recent audited financial statements as at 31 March 2008.

2. OTHER INCOME

Group	30 Jun 08 S$ Mil (Unaudited)	30 Jun 07 S$ Mil (Unaudited)
Rental income	**1.0**	1.2
Bad trade debts recovered	**2.7**	0.3
Net exchange gains/ (losses) - trade related	**2.2**	(2.9)
Net losses on disposal of property, plant and equipment	**(0.9)**	(1.0)
Others	**22.8**	25.1
	27.8	22.7

3. DEPRECIATION AND AMORTISATION

Group	30 Jun 08 S$ Mil (Unaudited)	30 Jun 07 S$ Mil (Unaudited)
Depreciation of property, plant and equipment	**468.4**	460.0
Amortisation of intangible assets	**14.4**	14.7
Amortisation of sale and leaseback income	**(0.5)**	(0.7)
Amortisation of deferred gain on sale of joint venture company	**(0.8)**	-
	481.5	474.0

4. EXCEPTIONAL ITEMS

Group	30 Jun 08 S$ Mil (Unaudited)	30 Jun 07 S$ Mil (Unaudited)
Exceptional gains		
Gain on dilution of interest in associated and joint venture companies	2.1	2.5
Recovery of loan previously written off	-	1.2
Write-back of impairment charge for property, plant and equipment	10.8	-
	12.9	3.7
Exceptional losses		
Impairment of non-current investments	-	(28.3)
	12.9	(24.6)

5. SHARE OF EXCEPTIONAL ITEMS OF ASSOCIATED AND JOINT VENTURE COMPANIES

Group	30 Jun 08 S$ Mil (Unaudited)	30 Jun 07 S$ Mil (Unaudited)
Write back of overprovision for concession rights payable	15.6	-
Gain on dilution of equity interest in a subsidiary	8.0	-
Write back of impairment charge of property, plant and equipment	3.7	-
Recognition of prior years' frequency fees	(15.4)	-
Impairment of property, plant and equipment	-	(4.2)
	11.9	(4.2)

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the first quarter ended 30 June 2008

6. INTEREST AND INVESTMENT INCOME (NET)

Group	30 Jun 08 S$ Mil (Unaudited)	30 Jun 07 S$ Mil (Unaudited)
Interest income from		
- bank deposits	13.7	15.6
- FVTPL investments	0.1	2.8
- others	0.2	0.1
	14.0	18.5
Gross dividends from AFS investments	2.6	0.1
Fair value (losses)/ gains on FVTPL investments	(0.2)	0.2
Fair value gains/ (losses) on fair value hedges		
- hedged item	259.0	95.1
- hedged instrument	(259.0)	(95.1)
	-	-
Currency translation differences released upon capital reduction of subsidiaries	-	83.8
Net exchange gains/ (losses)	8.1	(4.8)
	24.5	97.8

7. FINANCE COSTS

Group	30 Jun 08 S$ Mil (Unaudited)	30 Jun 07 S$ Mil (Unaudited)
Interest expense on		
- bonds	99.4	100.2
- bank loans	18.2	13.7
- others	1.3	0.9
	118.9	114.8
Less: Amounts capitalised in balance sheet	(2.4)	(2.9)
	116.5	111.9
Effects of hedging using interest rate swaps	(15.8)	(14.4)
Unwinding of discounts (including adjustments)	1.3	(5.5)
	102.0	92.0

8. TAX EXPENSE

Group	30 Jun 08 S$ Mil (Unaudited)	30 Jun 07 S$ Mil (Unaudited)
Current and deferred tax expense attributable to current period's profits	**192.7**	185.5
Recognition of deferred tax asset on other temporary differences [(1)]	**(36.3)**	(31.5)
Current and deferred tax adjustments in respect of prior years	**0.5**	5.5
	156.9	159.5

Note:
(1) This relates to deferred tax asset recognised on interest expenses arising from inter-company loans.

9. OTHER INCOME STATEMENT ITEMS

Group	30 Jun 08 S$ Mil (Unaudited)	30 Jun 07 S$ Mil (Unaudited)
Impairment of trade receivables	**35.6**	32.2
Allowance for inventory obsolescence	**0.8**	0.1
Bad trade receivables written off	**1.3**	0.6

10. WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Group	30 Jun 08 '000 (Unaudited)	30 Jun 07 '000 (Unaudited)
Weighted average number of ordinary shares in issue for calculation of basic earnings per share	**15,906,387**	15,891,930
Adjustment for dilutive effect of share options	**12,983**	16,235
Adjustment for dilutive effect of SingTel Performance Share Plan	**50,019**	45,138
Weighted average number of ordinary shares for calculation of diluted earnings per share	**15,969,389**	15,953,303

The weighted average number of ordinary shares in issue had been adjusted to exclude the number of treasury shares held by the Trust.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the first quarter ended 30 June 2008

11. GROUP'S BORROWINGS AND DEBT SECURITIES

Group	30 Jun 08 S$ Mil (Unaudited)	31 Mar 08 S$ Mil (Audited)
Unsecured borrowings		
Repayable within one year	1,715.9	1,874.3
Repayable after one year	4,944.9	5,668.2
	6,660.8	7,542.5
Secured borrowings		
Repayable within one year	0.3	0.3
Repayable after one year	-	-
	0.3	0.3
	6,661.1	7,542.8

Secured borrowings comprised finance lease liabilities.

12. SHARE CAPITAL AND OTHER EQUITY INFORMATION

Group and Company	30 Jun 08 Number of shares Mil (Unaudited)	30 Jun 08 Share capital S$ Mil (Unaudited)
Balance as at 1 Apr 08	15,920.7	2,593.7
Issue of shares on exercise of share options	1.0	1.6
Balance as at 30 Jun 08	15,921.7	2,595.3

(a) **Changes to share capital**
In the current quarter ended 30 June 2008, the Company issued 952,470 ordinary shares upon the exercise of 952,470 share options under the Singapore Telecom Share Option Scheme 1999 (at exercise prices of between S$1.41 and S$2.85 per share).

(b) **Outstanding share options**
The number of shares that may be issued on conversion of all the outstanding share options under the Singapore Telecom Share Option Scheme 1999 as at 30 June 2008 was 24,237,480 (30 June 2007: 36,046,750).

(c) **Performance shares**
The number of outstanding performance shares under the SingTel Performance Share Plan as at 30 June 2008 was 66,602,684 (30 June 2007: 80,395,146).

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the first quarter ended 30 June 2008

13. NET ASSET VALUE

	Group As at		Company As at	
	30 Jun 08 (Unaudited)	31 Mar 08 (Audited)	30 Jun 08 (Unaudited)	31 Mar 08 (Audited)
Net asset value per ordinary share	**136.26¢**	132.03¢	**63.44¢**	61.30¢

As at balance sheet date, the number of ordinary shares of the Group used for the above calculation had been adjusted to exclude the number of treasury shares held by the Trust.

14. CONTINGENT LIABILITIES

(a) **Guarantees**
As at 30 June 2008,

(i) The Group and Company provided bankers' guarantees and insurance bonds of S$235.9 million and S$20.8 million (31 March 2008: S$107.3 million and S$18.1 million) respectively.

(ii) The Company provided a guarantee for a S$650 million loan facility entered into by a wholly-owned subsidiary. The facility matures in September 2009 and S$650 million was fully drawn down as at 30 June 2008.

(b) **Appeal against the decision by Komisi Pengawas Persaingan Usaha Republik Indonesia ("KPPU") (Republic of Indonesia Commission for Supervision of Business Competition) (the "Commission") and institution of class action suits**

Singapore Telecommunications Limited ("**SingTel**") announced on 29 June 2007 that SingTel and its wholly-owned subsidiary, Singapore Telecom Mobile Pte Ltd ("**SingTel Mobile**"), had been called by the Commission to attend before it for an examination concerning the allegation of a violation by Temasek Business Group of Article 27(a)[1] of Law No.5 of 1999 (the "**Law**") relating to business competition matters.

On 20 November 2007, SingTel announced that the Commission had issued its decision (the "**Decision**"). The Decision states that SingTel and SingTel Mobile together with other parties to the proceedings (the "**Parties**") are in violation of Article 27(a) of the Law and that P T Telekomunikasi Selular ("**Telkomsel**") is in violation of Article 17(1)[2] of the Law.

The Decision orders, amongst other things, that (i) the Parties divest either Telkomsel or PT Indosat Tbk ("Indosat") within two years, (ii) Telkomsel reduces tariffs by at least 15 per cent and (iii) each of the Parties and Telkomsel pay 25 billion rupiah (approximately S$4 million) in fines.

---

[1] Article 27(a) relates to the ownership of majority shares in several similar companies conducting business activities in the same field in the same market.

[2] Article 17(1) relates to the control of the production and or marketing of goods and or services which may result in monopolistic practices and or unfair business competition.

14. CONTINGENT LIABILITIES (Continued)

(b) **Appeal against the decision by Komisi Pengawas Persaingan Usaha Republik Indonesia ("KPPU") (Republic of Indonesia Commission for Supervision of Business Competition) (the "Commission") and institution of class action suits (continued)**

SingTel and SingTel Mobile filed an appeal to the District Court of Central Jakarta on 19 December 2007.

The District Court announced its ruling on 9 May 2008 dismissing SingTel's and SingTel Mobile's appeal. The District Court's decision is without any basis. SingTel Mobile has a 35 per cent equity stake in and does not control Telkomsel.

SingTel and SingTel Mobile appealed to the Supreme Court of the Republic of Indonesia on 22 May 2008. The decision is pending. SingTel and SingTel Mobile will continue to take all necessary steps to protect their interests.

Two class action suits have been filed in Indonesia, in the Bekasi, and Tangerang District Courts, against SingTel, SingTel Mobile, PT Telekomunikasi Indonesia Tbk, Indosat, the State Ministry of State Owned Enterprises of the Government of Indonesia and other parties largely similar to the Parties.

The Plaintiffs to the suits are consumers of cellular mobile services and have made their claims pursuant to the Consumer Protection Law and the Telecommunication Law.

The Plaintiffs seek interim relief which includes, amongst other things, an order for an attachment of shares in Telkomsel and Indosat and the assets of Telkomsel and Indosat. The Plaintiffs also seek substantial damages and that Temasek Holdings (Private) Limited ceases cross-ownership in Indosat and Telkomsel, amongst other things, as final relief.

The Bekasi District Court has, following the Plaintiffs' request for withdrawal, confirmed the withdrawal of the Bekasi suit.

The Tangerang class action is at a preliminary stage. The Plaintiffs' claims are without merit and SingTel and SingTel Mobile will take all necessary steps to protect their interests.

(c) **Disputes concerning international telecommunications traffic**

As previously reported, Optus is in dispute with an international service provider and an international carrier regarding amounts due under contracts. Optus is vigorously defending all these claims.

(d) **Disputes concerning content supply**

Optus is in dispute with The Movie Network Channels Pty Limited, a content supplier, regarding licence fees under a content supply agreement. Optus is vigorously defending this claim.

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the first quarter ended 30 June 2008

14. CONTINGENT LIABILITIES (Continued)

(e) Other commercial disputes

Optus (and certain subsidiary companies) is in dispute with third parties regarding certain transactions entered into in the ordinary course of business. Some of these disputes involve legal proceedings relating to the contractual obligations of the parties and / or representations made, including the amounts payable by Optus' companies under the contracts and claims against Optus' companies for compensation for alleged breach of contract and/or representations. Optus is vigorously defending all these claims.

15. SIGNIFICANT DISPUTES AT JOINT VENTURE COMPANIES

(a) In January 2008, TOT Public Company Limited and CAT Telecom Public Company Limited demanded additional payments of revenue share from Advanced Info Service Public Company Limited (**"AIS"**) and its subsidiary, Digital Phone Company Limited (**"DPC"**) respectively. The Group holds an equity interest of 21.4% in AIS Group.

AIS and DPC have stated that in their opinion, the amounts demanded are the same as the excise taxes that they have submitted to the Excise Department in prior years, according to the resolution of the Thai Cabinet dated 11 February 2003, and believe that the rulings of the Arbitration Panel shall have no impact to their financial statements. Both cases are in the arbitration process and it could take several years before an arbitral award is rendered.

(b) Bharti Airtel Limited (**"Bharti"**), a 30.4% joint venture of the Group, has received demands amounting to Rs 2,186 million (SingTel's equity share: S$21 million) for the imports of special software on the ground that this would form part of the hardware along with which the same has been imported. Bharti's view is that such imports should not be subject to any custom duty as it would be an operating software exempt from any custom duty. Bharti's management is of the view that the probability of the claims being successful is remote.

16. **GROUP SEGMENT INFORMATION**
For the first quarter ended 30 June 2008

Primary reporting format – Geographical segment

Group - 2008 (Unaudited)	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Elimination S$ Mil	Total S$ Mil
Total revenue from external customers	1,187.3	2,545.0	44.6	-	3,776.9
Inter-segment revenue	21.7	-	23.5	(45.2)	-
Operating revenue	1,209.0	2,545.0	68.1	(45.2)	3,776.9
Segment results	335.0	252.7	5.2	43.6	636.5
Other income	59.2	16.9	(1.9)	(46.4)	27.8
Profit/ (Loss) before exceptional items	394.2	269.6	3.3	(2.8)	664.3
Exceptional items					
- allocated	11.1	-	1.8	-	12.9
Profit on operating results					677.2
Share of results of associated and joint venture companies	16.1	(0.1)	419.4	-	435.4
Profit before interest, investment income (net) and tax					1,112.6
Interest and investment income (net)					24.5
Finance costs					(102.0)
Profit before tax					1,035.1

16. GROUP SEGMENT INFORMATION (Continued)

For the first quarter ended 30 June 2008

Primary reporting format – Geographical segment (continued)

Group - 2007 (Unaudited)	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Elimination S$ Mil	Total S$ Mil
Total revenue from external customers	1,093.9	2,424.9	48.0	-	3,566.8
Inter-segment revenue	15.3	-	23.5	(38.8)	-
Operating revenue	1,109.2	2,424.9	71.5	(38.8)	3,566.8
Segment results	350.8	245.7	7.6	15.8	619.9
Other income	20.6	15.7	0.4	(14.0)	22.7
Profit before exceptional items	371.4	261.4	8.0	1.8	642.6
Exceptional items					
- allocated	0.7	-	(26.5)	-	(25.8)
- unallocated					1.2
Profit on operating results					618.0
Share of results of associated and joint venture companies	17.9	(0.2)	445.3	-	463.0
Profit before interest, investment income (net) and tax					1,081.0
Interest and investment income (net)					97.8
Finance costs					(92.0)
Profit before tax					1,086.8

16. **GROUP SEGMENT INFORMATION (Continued)**
For the first quarter ended 30 June 2008

Secondary reporting format – Business segment

Group - 2008 (Unaudited)	Wireless S$ Mil	Wireline S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	1,755.9	1,679.8	327.5	13.7	3,776.9

Group - 2007 (Unaudited)	Wireless S$ Mil	Wireline S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	1,681.1	1,600.3	275.9	9.5	3,566.8

17. **DIVIDENDS**

No dividends have been recommended in the current quarter ended 30 June 2008. No dividends were recommended or declared for the same period last year.

OTHER INFORMATION

18. The financial position as at 30 June 2008 and the results and cash flows for the first quarter ended 30 June 2008 presented in this announcement have not been audited, but have been reviewed by Deloitte & Touche LLP in accordance with the *Singapore Standard on Review Engagements 2410 ("SSRE 2410") – Review of Interim Financial Information Performed by the Independent Auditor of the Entity* (see review opinion on page 20 of this announcement).

19. **REVIEW OF PERFORMANCE OF THE GROUP**

Please refer to the Management Discussion and Analysis of the Group for the first quarter ended 30 June 2008.

20. **WHERE A FORECAST, OR A PROSPECT STATEMENT, HAS BEEN PREVIOUSLY DISCLOSED TO SHAREHOLDERS, ANY VARIANCE BETWEEN IT AND THE ACTUAL RESULTS.**

Please refer to the Management Discussion and Analysis of the Group for the first quarter ended 30 June 2008.

21. **A COMMENTARY AT THE DATE OF THE ANNOUNCEMENT OF THE SIGNIFICANT TRENDS AND COMPETITIVE CONDITIONS OF THE INDUSTRY IN WHICH THE GROUP OPERATES AND ANY KNOWN FACTORS OR EVENTS THAT MAY AFFECT THE GROUP IN THE NEXT OPERATING PERIOD AND THE NEXT 12 MONTHS.**

Please refer to the Management Discussion and Analysis of the Group for the first quarter ended 30 June 2008.

CONFIRMATION BY THE BOARD

On behalf of the Board of Directors of the Company, we, the undersigned, hereby confirm to the best of our knowledge that nothing has come to the attention of the Board of Directors of the Company which may render the financial statements for the first quarter ended 30 June 2008 to be false or misleading.

On behalf of the Board of Directors

Fang Ai Lian	**Chua Sock Koong**
Chairman of Audit Committee	Director

Singapore
11 August 2008

The Board of Directors
Singapore Telecommunications Limited
31 Exeter Road
Comcentre
Singapore 239732

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES
REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION AS OF AND FOR THE FIRST QUARTER ENDED 30 JUNE 2008

Introduction

We have reviewed the accompanying balance sheet of Singapore Telecommunications Limited ("SingTel" or the "Company") as of 30 June 2008 and changes in equity of the Company for the First Quarter then ended, the balance sheet of Singapore Telecommunications Limited and its subsidiary companies (the "Group") as of 30 June 2008 and related consolidated income statement, changes in equity and cash flows of the Group for the First Quarter then ended, selected notes and other explanatory notes ("interim financial information").

The Management of SingTel are responsible for the preparation and presentation of the interim financial information in accordance with Financial Reporting Standard 34 *Interim Financial Reporting* ("FRS 34"). Such interim financial information has been prepared by SingTel for announcement on the Singapore Exchange and the Australian Securities Exchange. Our responsibility is to express a conclusion to this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the Singapore Standard on Review Engagements 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Singapore Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with FRS 34.

Deloitte & Touche LLP
Public Accountants and
Certified Public Accountants

Singapore
11 August 2008

SingTel

Singapore Telecommunications Limited
And Subsidiary Companies

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS FOR THE FIRST QUARTER ENDED 30 JUNE 2008

The financial statements of the Group are prepared in accordance with Singapore Financial Reporting Standards, which are the same, in material respects, to International Financial Reporting Standards. The financial statements for the period ended, and as at, 30 June 2008 are unaudited.

Numbers in all tables may not exactly add due to rounding.

For all pages, "@" denotes more than +/- 500%, "" denotes less than +/- S$500,000 or A$500,000 and "**" denotes less than +/- 0.05%, unless otherwise indicated.*

Table Of Contents

SECTION I : GROUP

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2008

- **Operating revenue up 5.9% to S$3.78 billion.**

- **Pre-tax profit from associates was impacted by weaker regional currencies -- down 11% to S$582 million.**

- **Underlying net profit flat at S$865 million.**

- **If regional currencies remained stable from a year ago, underlying net profit would have increased by 6%.**

- **Free cash flow of S$553 million -- with S$288 million from the Singapore operations, S$149 million (A$117 million) from the Australia operations and S$116 million from the associates.**

SECTION I : GROUP

	Quarter 30 Jun		YOY Chge
	2008 S$ m	2007 S$ m	%
Operating revenue	**3,777**	**3,567**	**5.9**
Operating expenses	(2,659)	(2,473)	7.5
(ex- Cost of Sales)	*(2,130)*	*(2,021)*	*5.4*
Operational EBITDA	**1,146**	**1,117**	**2.6**
Operational EBITDA margin	***30.3%***	***31.3%***	
Share of associates' pre-tax profit	**582**	**652**	**-10.7**
- ordinary operations	**570**	**656**	**-13.1**
- exceptional items	**12**	**(4)**	**nm**
EBITDA	**1,728**	**1,769**	**-2.3**
Exceptional items	**13**	**(25)**	**nm**
Underlying net profit	**865**	**868**	**-0.3**
Net profit	**878**	**927**	**-5.3**
Free cash flow	**553**	**556**	**-0.5**
Underlying earnings per share (S cents)	**5.44**	**5.46**	**-0.4**
Basic earnings per share (S cents)	**5.52**	**5.83**	**-5.3**

	As at		
	30 Jun 2008 S$ m	31 Mar 2008 S$ m	30 Jun 2007 S$ m
Total assets	**34,713**	**34,714**	**34,464**
Shareholders' funds	**21,688**	**21,000**	**22,277**
Net debt [(1)]	**6,917**	**7,303**	**5,717**
Net debt gearing ratio [(2)]	***24.2%***	***25.8%***	***20.4%***
Net debt to EBITDA	***1.01X***	***1.03X***	***0.81X***
Interest cover:			
- EBITDA/net interest expense [(3)]	***19.6X***	***20.7X***	***24.1X***

Notes:
(1) Net debt is defined as gross debt less cash and bank balances adjusted for related hedging balances.
(2) Net debt gearing is defined as the ratio of net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.
(3) Net interest expense refers to interest expense less interest income.

SECTION I : GROUP

GROUP SUMMARY INCOME STATEMENTS
For The First Quarter Ended 30 June 2008

	Quarter 30 Jun				
	2008 SingTel S$ m	2008 Optus S$ m	2008 Group S$ m	2007 Group S$ m	YOY Chge %
Operating revenue	**1,254**	**2,523**	**3,777**	**3,567**	**5.9**
Operating expenses	(758)	(1,901)	(2,659)	(2,473)	7.5
	496	622	1,118	1,094	2.2
Other income	12	16	28	23	22.5
Operational EBITDA	**508**	**638**	**1,146**	**1,117**	**2.6**
- EBITDA margin	***40.5%***	***25.3%***	***30.3%***	***31.3%***	
Share of results of associates					
- ordinary operations	570	*	570	656	-13.1
- exceptional items	12	-	12	(4)	nm
	582	*	582	652	-10.7
EBITDA	**1,090**	**638**	**1,728**	**1,769**	**-2.3**
Depreciation & amortisation	(111)	(371)	(482)	(474)	1.6
EBIT	**980**	**267**	**1,246**	**1,295**	**-3.7**
Net finance (expense)/ income					
- net interest expense	(50)	(38)	(88)	(74)	19.7
- other finance income/ (expense)	12	(1)	11	79	-86.8
	(38)	(40)	(78)	6	nm
Profit before exceptional items	**942**	**227**	**1,169**	**1,301**	**-10.1**
Exceptional items	13	-	13	(25)	nm
Profit before tax	**955**	**227**	**1,182**	**1,276**	**-7.4**
Tax expense	(234)	(69)	(304)	(349)	-12.9
Profit after tax	**720**	**158**	**878**	**927**	**-5.3**
Minority interests	*	-	*	*	-
Net profit	**720**	**158**	**878**	**927**	**-5.3**
Net profit	**720**	**158**	**878**	**927**	**-5.3**
Exclude :					
Exceptional items	(13)	-	(13)	25	nm
Currency translation gain (2)	-	-	-	(84)	nm
Underlying net profit	**707**	**158**	**865**	**868**	**-0.3**

Notes:

(1) Unless otherwise stated, the presentation of income statements in this document is consistent with prior periods. For income statements presented in accordance with FRS 1, ***Presentation of Financial Statements***, please refer to "SGX Appendix 7.2 Announcement".

(2) The currency translation gain, net of hedging, arose from a capital reduction exercise undertaken by SingTel Australia Investment Ltd ("**SAI**") in the corresponding quarter ended 30 June 2007.

DIVISIONAL TOTALS

	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
Operating revenue by division:			
Singapore Telco	1,073	1,010	6.3
IT (NCS)	181	151	20.0
Singapore Business	1,254	1,161	8.1
Optus	2,523	2,406	4.8
Group	**3,777**	**3,567**	**5.9**
Operational EBITDA by division:			
Singapore Telco	509	499	2.1
IT (NCS)	13	17	-23.6
Singapore Business	523	516	1.2
Optus	638	610	4.5
Group and International Business corporate costs (1)	(15)	(10)	49.5
Group	**1,146**	**1,117**	**2.6**
Operational EBITDA margins by division:			
Singapore Telco	*47.5%*	*49.4%*	
IT (NCS)	*7.3%*	*11.5%*	
Singapore Business	***41.7%***	***44.5%***	
Optus	***25.3%***	***25.4%***	
Group	***30.3%***	***31.3%***	

Note:
(1) Included amortisation of cost for Formula One™ title sponsorship.

For the quarter ended 30 June 2008, operational EBITDA margin for the Singapore Telco business was 47.5%, down 1.9 percentage points. This was mainly attributable to higher mobile selling costs in preparation for full Mobile Number Portability from 13 June 2008 as well as content costs of mio TV. Overall, the margin for the Singapore Business was 41.7%, down 2.8 percentage points from a year ago.

The Australia business maintained its operational EBITDA margin at 25.3% for the quarter.

Consequently, the Group's operational EBITDA margin for the quarter declined 1.0 percentage point to 30.3% from 31.3% a year ago.

SECTION I : GROUP

REVIEW OF GROUP OPERATING PERFORMANCE

For The First Quarter Ended 30 June 2008

For the first quarter ended 30 June 2008, underlying net profit was flat at S$865 million. In constant currency terms of the regional mobile associates, underlying net profit would have increased by 6% from a year ago.

Net profit was S$878 million, down 5.3% after including the exceptional items and the currency translation gain of S$84 million from SAI's capital reduction in the same quarter last year.

The Group achieved revenue growth of 5.9% to S$3.78 billion, with increases recorded in Singapore and Australia businesses of 8.1% and 4.8% (in Singapore Dollar terms) respectively. In Australian Dollar terms, Optus posted a 3.1% increase in revenue. On a sequential basis, the Group's operating revenue was flat.

Operational EBITDA was up 2.6% to S$1.15 billion. Margin on operating revenue was down 1.0 percentage point to 30.3% from a year earlier.

The share of pre-tax profit from the associates declined 11% to S$582 million. If regional currencies remained stable from a year ago, the pre-tax profit contributions would be flat. The associates' contribution was affected by weaker operating performance from Telkomsel and Globe, as well as the inclusion of S$22 million losses from Warid, which was acquired in September last year. Telkomsel was affected by intense market competition while Globe saw slowing demand resulting from inflationary pressures. Bharti continued to perform strongly, with continued robust revenue and subscriber growth.

With lower profit contributions from the associates, the Group's EBITDA fell 2.3% to S$1.73 billion.

Net finance expense was S$78 million for the quarter compared to net finance income of S$6 million in the same quarter last year. Excluding the exceptional S$84 million of currency translation gain from SAI's capital reduction, net finance cost would be comparable to a year ago.

Free cash flow was S$553 million, stable from the same quarter last year.

Net debt gearing ratio of 24.2% was lower from a quarter ago due to repayment of bank borrowings in the quarter. Net debt was 1.0 time of annualised EBITDA and the EBITDA interest cover was at 20 times.

On a proportionate basis where the subsidiaries and associates are consolidated line-by-line, operations outside Singapore accounted for 75% of the Group's enlarged revenue and 74% of the proportionate EBITDA.

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 March 2008 were as follows:

	Quarter		
	30 Jun 2008 S$ m	31 Mar 2008 S$ m	QOQ Chge %
Operating revenue	**3,777**	**3,758**	**0.5**
Singapore Business	1,254	1,290	-2.7
Optus	2,523	2,469	2.2
Operating expenses	(2,659)	(2,618)	1.6
Operational EBITDA	**1,146**	**1,155**	**-0.8**
Operational EBITDA margin	***30.3%***	***30.7%***	
Singapore Business	*41.7%*	*37.4%*	
Optus	*25.3%*	*27.8%*	
Share of pre-tax profit of associates	**582**	**646**	**-9.9**
Profit before exceptional items and tax	**1,169**	**1,232**	**-5.1**
Net profit	**878**	**1,093**	**-19.6**
Underlying net profit	**865**	**968**	**-10.6**
Free cash flow	**553**	**929**	**-40.5**

OUTLOOK FOR THE CURRENT FINANCIAL YEAR

As a high proportion of the Group's earnings contributions are from outside Singapore, the financial performance is sensitive to currency movements in the countries that the Group operates in. A stronger Singapore Dollar will reduce the earnings contributions from the overseas operations.

For the quarter ended 30 June 2008, the Singapore Dollar strengthened relative to the regional currencies, appreciating 13% against the Indian Rupee, 15% against the Indonesian Rupiah and 10% against the Thai Baht as compared to the same quarter last year.

Taking into account the actual performance in the first quarter, the pre-tax earnings contributions from the regional mobile associates are expected to grow at low double-digit level and at a pace slower than the past two years. The earnings contributions may be further impacted by currency fluctuations.

The guidance issued earlier for the Singapore and Australian businesses is affirmed.

Please refer to **Appendix 4** for further details on the outlook for the current financial year.

SECTION I : GROUP

GROUP OPERATING REVENUE

By Products And Services	Quarter 30 Jun 2008 SingTel S$ m	2008 Optus S$ m	2008 Group S$ m	2007 Group S$ m	YOY Chge %
Mobile communications	347	1,202	1,549	1,432	8.2
Data and Internet	370	443	813	730	11.4
National telephone	102	414	516	580	-11.1
IT and engineering	181	145	326	276	18.2
Sale of equipment	51	200	251	240	4.7
International telephone	159	47	206	210	-1.9
Others [(1)]	44	72	117	100	16.8
Total	**1,254**	**2,523**	**3,777**	**3,567**	**5.9**
Operating revenue			3,777	3,567	5.9
Associates' proportionate revenue [(2)]			1,519	1,449	4.8
Group's proportionate revenue			**5,296**	**5,016**	**5.6**

Notes:
(1) Comprise revenue from pay television, maritime and land mobile, lease of satellite transponders etc.
(2) Proportionate share of revenue of associates is based on operating revenue of the associate multiplied by SingTel's effective ownership interest.

Operating Revenue Mix By Services	Quarter 30 Jun 2008 Mix	2007 Mix
Mobile communications	41.0%	40.1%
Data and Internet	21.5%	20.5%
National telephone	13.7%	16.3%
IT and engineering	8.6%	7.7%
Sale of equipment	6.7%	6.7%
International telephone	5.4%	5.9%
Others	3.1%	2.8%
	100.0%	**100.0%**

The Group's operating revenue was up 5.9% to S$3.78 billion, with the Singapore and Australia businesses recording increases of 8.1% and 4.8% (in Singapore Dollar terms) respectively. Operating revenue from Australia accounted for 67% of the Group's total operating revenue, consistent with the same quarter last year.

Mobile Communications continued to be the largest revenue stream, contributing 41% to the Group's revenue. National Telephone revenue contributed 14% of total operating revenue, down 2.6 percentage points from a year earlier, primarily due to the fixed line resale exit strategy in Australia.

Including the proportionate share of operating revenue from associates, the Group's enlarged revenue was up 5.6% to S$5.30 billion.

GROUP OPERATING EXPENSES
(Before depreciation and amortisation)

	Quarter 30 Jun				
	2008 SingTel S$ m	2008 Optus S$ m	2008 Group S$ m	2007 Group S$ m	YOY Chge %
Selling & administrative	209	693	902	777	16.2
Traffic expenses	205	426	631	704	-10.4
Cost of sales	145	384	529	452	17.0
Staff costs	178	343	521	467	11.5
Repair & maintenance	26	54	80	76	5.4
Others	(6)	2	(4)	(3)	36.7
Total	758	1,901	2,659	2,473	7.5

	Quarter 30 Jun	
As a percentage of operating revenue	**2008**	**2007**
Selling & administrative	23.9%	21.8%
Traffic expenses	16.7%	19.7%
Cost of sales	14.0%	12.7%
Staff costs	13.8%	13.1%
Repair & maintenance	2.1%	2.1%
Others	-0.1%	-0.1%
	70.4%	69.3%

The Group's operating expenses were up 7.5% to S$2.66 billion and constituted 70% of operating revenue, up 1.1 percentage points from the same quarter last year.

Selling & Administrative expenses, the largest expense category, increased 16% year-on-year and accounted for 24% of operating revenue, up 2.1 percentage points from a year ago. The increase reflected higher mobile selling costs to support subscriber growth from both Singapore and Australia businesses as well as content costs of mio TV.

Traffic expenses fell 10% and were at 17% of operating revenue, down from 20% a year ago attributable mainly to the exit of the consumer fixed line resale business and the decline in mobile termination rates in Australia.

SECTION I : GROUP

GROUP SUMMARY BALANCE SHEETS

	As at		
	30 Jun 2008 S$ m	31 Mar 2008 S$ m	30 Jun [(1)] 2007 S$ m
Current assets (excluding cash)	3,318	2,678	3,594
Cash and bank balances	1,091	1,372	2,047
Non-current assets	30,304	30,664	28,823
Total assets	34,713	34,714	34,464
Current liabilities	5,880	5,756	3,931
Non-current liabilities	7,142	7,956	8,253
Total liabilities	13,022	13,712	12,184
Net assets	21,691	21,002	22,280
Share capital	2,595	2,594	2,573
Reserves	19,093	18,406	19,704
Share capital and reserves	21,688	21,000	22,277
Minority interest	3	3	3
	21,691	21,002	22,280

Note:
(1) Comparatives have been restated to be consistent with the presentation as at 30 June 2008.

GROUP LIQUIDITY AND GEARING

	As at		
	30 Jun 2008 S$ m	31 Mar 2008 S$ m	30 Jun 2007 S$ m
Gross debt			
Current debt	1,716	1,875	528
Non-current debt	4,945	5,668	6,214
Gross debt as reported in balance sheet	6,661	7,543	6,742
Related net hedging liability	1,347	1,132	1,021
	8,008	8,675	7,763
Less : Cash and bank balances	(1,091)	(1,372)	(2,047)
Net debt	6,917	7,303	5,717
Gross debt gearing ratio [(1)]	*27.0%*	*29.2%*	*25.8%*
Net debt gearing ratio	*24.2%*	*25.8%*	*20.4%*

Note:
(1) Gross debt gearing refers to the ratio of gross debt to gross capitalisation. Gross capitalisation is the aggregate of gross debt, shareholders' funds and minority interests.

Gross debt (net of hedging) declined S$667 million from a quarter ago mainly due to net repayment of bank borrowings of S$665 million in the quarter.

GROUP CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			YOY
	30 Jun 2008 S$ m	30 Jun 2007 S$ m	31 Mar 2008 S$ m	chge %
Net cash inflow from operating activities				
Profit before tax	1,182	1,276	1,383	-7.4
Non-cash items	(28)	(149)	(207)	-81.2
Operating cashflow before working capital changes	1,154	1,127	1,175	2.4
Changes in operating assets and liabilities	(254)	(190)	200	34.1
	899	937	1,375	-4.0
Cash paid to employees under performance share plans	(2)	(10)	-	-80.2
Tax paid on operating activities	(3)	(4)	(11)	-33.3
Operating cashflow before dividends from associates	895	924	1,364	-3.1
Dividends received from associates	125	97	95	29.3
Withholding tax paid on dividends received	(8)	(9)	(11)	-4.7
	1,012	1,012	1,448	-
Net cash outflow for investing activities				
Payment for purchases of property, plant and equipment	(459)	(456)	(519)	0.7
Net investment in associates	(14)	(2)	(21)	@
Withholding tax paid on interest received by SAI from STAI	*	(59)	(73)	nm
Others *(interest received etc)*	15	14	68	5.8
	(459)	(502)	(544)	-8.7
Net cash (outflow)/ inflow for financing activities				
Net (decrease)/ increase in borrowings	(665)	303	407	nm
Net interest paid on borrowings and swaps	(147)	(150)	(58)	-1.5
Interim dividends paid to SingTel shareholders	-	-	(891)	-
Proceeds from share issue	2	11	3	-85.5
Purchase of performance shares	(32)	(31)	(7)	4.5
Others	-	-	*	-
	(843)	134	(547)	nm
Net (decrease)/ increase in cash & cash equivalents	(290)	643	356	nm
Exchange effects on cash and cash equivalents	9	14	(17)	-36.7
Group cash and cash equivalents at beginning	1,372	1,390	1,033	-1.3
Group cash and cash equivalents at end	1,091	2,047	1,372	-46.7
Free cash flow (ex-associates' dividends)	436	468	845	-6.8
Free cash flow	553	556	929	-0.5
Cash capex to operating revenue	*12%*	*13%*	*14%*	

Operating cash flow for the quarter amounted to S$1.01 billion, stable compared to a year ago, with higher dividends from the associates partially offset by changes in timing of trade receipts and payments.

SECTION I : GROUP

Net cash outflow for investing activities was S$459 million, mainly for payment of capital expenditure. Capital expenditure as a percentage of operating revenue was 12%, down 1 percentage point from a year ago.

Free cash flow was stable at S$553 million from a year ago. Compared to a quarter ago, free cash flow fell 41% mainly due to lower operating cash flow as a result of working capital changes, partly due to payment of annual staff bonus.

The cash outflow for financing activities in the quarter amounted to S$843 million, comprising mainly the net repayment of bank borrowings of S$665 million and interest payments of S$147 million.

Overall cash balance decreased by S$281 million to S$1.09 billion from a quarter ago.

SINGTEL

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2008

- **Operating revenue up 8.1% to S$1.25 billion.**

- **Operational EBITDA margin for Singapore Business at 41.7% -- down 2.8 percentage points.**

- **Pre-tax profit from associates down 11% to S$582 million, impacted by weaker regional currencies and Telkomsel's performance.**

- **EBITDA down 5.9% to S$1.09 billion.**

- **Underlying net profit stable at S$707 million.**

- **Free cash flow down 6.5% to S$404 million.**

SECTION II : SINGTEL

	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
Operating revenue	**1,254**	**1,161**	**8.1**
Singapore Telco business	*1,073*	*1,010*	*6.3*
IT business	*181*	*151*	*20.0*
Operating expenses	(758)	(661)	14.6
Singapore Business	*(743)*	*(652)*	*14.1*
Operational EBITDA			
Singapore Business	**523**	**516**	**1.2**
Operational EBITDA margin			
Singapore Telco business	*47.5%*	*49.4%*	
IT business	*7.3%*	*11.5%*	
Singapore Business	***41.7%***	***44.5%***	
Share of associates' pre-tax earnings	**582**	**652**	**-10.7**
-ordinary operations	**570**	**656**	**-13.1**
-exceptional items	**12**	**(4)**	**nm**
EBITDA	**1,090**	**1,159**	**-5.9**
Exceptional items	**13**	**(25)**	**nm**
Underlying net profit	**707**	**713**	**-0.9**
Net profit	**720**	**773**	**-6.8**
Free cash flow	**404**	**432**	**-6.5**

Note:
(1) SingTel figures as stated under Section II are after elimination of inter-company transactions and cash flows within the Group except for transactions and cash flows with Optus. Material inter-company transactions, cash flows and balances between SingTel and Optus are eliminated in the Group's financials under Section I.

SINGTEL SUMMARY INCOME STATEMENTS
For The First Quarter Ended 30 June 2008

	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
Singapore Business			
Operating revenue	**1,254**	**1,161**	**8.1**
Operating expenses	(743)	(652)	14.1
	511	509	0.4
Other income	12	7	60.3
Operational EBITDA	**523**	**516**	**1.2**
-EBITDA margin	***41.7%***	***44.5%***	
Group and International Business corporate costs	(15)	(10)	49.5
	508	507	0.3
Share of results of associates			
- ordinary operations	570	656	-13.1
- exceptional items	12	(4)	nm
	582	652	-10.7
EBITDA	**1,090**	**1,159**	**-5.9**
Depreciation & amortisation	(111)	(120)	-7.8
EBIT	**980**	**1,039**	**-5.7**
Net finance (expense)/ income			
- net interest expense	(50)	(47)	6.9
- net investment income	12	86	-86.2
	(38)	40	nm
Profit before exceptional items	**942**	**1,078**	**-12.7**
Exceptional items	13	(25)	nm
Profit before tax	**955**	**1,054**	**-9.4**
Taxation	(234)	(281)	-16.6
Profit after tax	**720**	**773**	**-6.8**
Minority interests	*	*	-
Net profit	**720**	**773**	**-6.8**
Net profit	**720**	**773**	**-6.8**
Exclude :			
Exceptional items	(13)	25	nm
Currency translation gain [1]	-	(84)	nm
Underlying net profit	**707**	**713**	**-0.9**

Note:
(1) The currency translation gain, net of hedging, arose from a capital reduction exercise undertaken by SAI in the corresponding quarter ended 30 June 2007.

SECTION II : SINGTEL

REVIEW OF SINGTEL OPERATING PERFORMANCE

For The First Quarter Ended 30 June 2008

Despite slowing economic growth and intense market competition, operating revenue was up 8.1% to S$1.25 billion. On a sequential basis, it was down 2.7% due to lower IT and Sale of Equipment revenues.

Data & Internet, the top revenue stream, recorded an increase of 11% to S$370 million. Managed Services was up 23%, benefiting from increased sales in Facility Management and Managed Hosting Services. Fixed broadband service increased 16% and SingTel maintained its leading position with a market share of 54.1% as at 30 June 2008.

SingTel continued its strong growth momentum in a competitive mobile market where full Mobile Number Portability ("**MNP**") was effective from 13 June 2008. Mobile Communications, the second largest revenue stream, increased 9.7% from a year ago to S$347 million. This was driven by subscriber growth from both prepaid and postpaid segments. SingTel gained 182,000 mobile subscribers in the quarter. Total mobile subscriber base as at 30 June 2008 reached 2.75 million, up 7.1% from a quarter ago. Market share was up 1.3 percentage points from a quarter ago to 44.7%.

IT revenue grew strongly by 20% from higher demand for network and systems integration services. Against the preceding quarter, revenue fell 17% given the seasonal peak in the March 2008 quarter. NCS extended its lead in the government sector and strengthened its presence in the region with a number of significant deals clinched in the quarter.

The mio TV customer base grew nearly 2,000 to more than 45,000 from a quarter ago as higher churn was recorded upon the expiry of the "waiver of minimum spend" promotion introduced during the initial launch phase. SingTel continued to expand its content offerings and in July 2008, deals were signed with 3 major Hollywood studios that will enable SingTel to screen over 50 top American TV series within 24 hours of their telecast in the US.

Operational EBITDA in the Singapore Business was stable at S$523 million. Margin was 41.7%, a decline of 2.8 percentage points from 44.5% a year ago.

The margin dilution reflected the increase of 14% in operating expenses to S$743 million in the quarter. Selling & Administrative expenses, the largest expense category, was up 39% from a year ago though it was lower against the preceding quarter. The year-on-year increase was due to higher mobile subscriber acquisition and retention costs, increased advertising and promotion expenses in preparation for full MNP as well as content costs of mio TV.

Pre-tax profit contribution from the associates fell 11% to S$582 million in the quarter and would have been flat if the regional currencies remained stable from a year ago. The lower associates' contribution was also impacted by weaker operational performance of Telkomsel and Globe, as well as the inclusion of S$22 million of losses from Warid acquired in September 2007. Bharti's profit continued to rise strongly on higher revenue and rapid subscriber growth.

With lower contribution from the associates, EBITDA was down 5.9% to S$1.09 billion.

Net finance expense for the quarter amounted to S$38 million, compared to a net finance gain of S$40 million in the corresponding quarter last year. Excluding the exceptional currency translation gain of S$84 million arising from the capital reduction of SAI, net finance expense would be lower by 15%.

The exceptional gain of S$13 million in the quarter comprised mainly the write-back of provision for impairment on certain property, plant and equipment no longer required.

Tax expense declined by 17% year-on-year. This was primarily due to a lower share of associates' taxes in line with lower profit contribution, as well as a one-off share of exceptional tax expense adjustment of S$12 million from Bharti a year ago.

Net profit declined 6.8% to S$720 million. Excluding the exceptional translation gain and other exceptional items, underlying net profit was stable at S$707 million, and would have increased by about 7% if the regional currencies remained stable from a year ago.

Free cash flow generated in the quarter was S$404 million, down 6.5% from a year ago due mainly to higher capital expenditure.

SECTION II : SINGTEL

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 March 2008 are as follows:

	Quarter 30 June 2008 S$ m	Quarter 31 Mar 2008 S$ m	QOQ Chge %
Operating revenue	**1,254**	**1,290**	**-2.7**
Singapore Telco business	*1,073*	*1,072*	*0.1*
IT business	*181*	*217*	*-16.5*
Operating expenses	(758)	(835)	-9.2
Singapore Business	*(743)*	*(824)*	*-9.7*
Operational EBITDA			
Singapore Business	**523**	**482**	**8.3**
Operational EBITDA margin			
Singapore Telco business	*47.5%*	*42.5%*	
IT business	*7.3%*	*12.2%*	
Singapore Business	***41.7%***	***37.4%***	
Share of pre-tax profit of associates	**582**	**646**	**-9.9**
Profit before exceptional items and tax	**942**	**914**	**3.0**
Underlying net profit	**707**	**757**	**-6.6**
Free cash flow	**404**	**434**	**-6.9**

OPERATING REVENUE

SINGTEL	Quarter 30 Jun 2008 S$ m	2008 Mix %	2007 S$ m	2007 Mix %	YOY Chge %
Data and Internet	370	30	335	29	10.5
Mobile communications	347	28	317	27	9.7
IT and engineering	181	14	151	13	20.0
International telephone	159	13	156	14	1.7
National telephone	102	8	108	9	-5.8
Sale of equipment	51	4	56	5	-8.4
Others [1]	44	3	38	3	16.2
Total	1,254	100	1,161	100	8.1

Note:
(1) Comprise revenue from mio TV, maritime & land mobile revenue and lease of satellite transponders etc.

Data & Internet contributed 30% of total operating revenue, up from 29% a year ago. Mobile Communications, the second largest revenue stream, grew 9.7% and contributed 28% of total operating revenue, up from 27% a year ago. National Telephone recorded a 5.8% decline in revenue with its contribution down by 1 percentage point to 8% in the quarter.

Data and Internet

SINGTEL	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
Data services			
Local leased circuits [1]	107	100	6.6
Managed services [2] [6]	66	53	22.9
International leased circuits ("ILC") [6]	46	45	0.7
Others [3] [6]	43	37	14.4
	260	**236**	**10.4**
Internet related			
Fixed broadband [4] [6]	91	78	16.2
SingTel Internet Exchange ("STIX") [5]	12	11	7.3
Narrowband and others [6]	7	10	-28.6
	109	**99**	**10.7**
Total	**370**	**335**	**10.5**

Key Drivers - Internet related	Quarter 30 Jun 2008	Quarter 31 Mar 2008	Quarter 30 Jun 2007
Number of fixed broadband lines (000s) [7]	**503**	**490**	**438**
Singapore fixed broadband penetration rate [8]	***74.3%***	***72.4%***	***67.5%***
Fixed broadband market share [9]	***54.1%***	***54.3%***	***53.7%***
Number of paying Internet dial up customers (000s)	**36**	**38**	**49**

Notes:

(1) Include resale of overseas local leased circuits.
(2) Include ATM, MEG@POP, Global Corporate IP, Frame Relay, Facility Management and Managed Hosting Services.
(3) Include VSAT, DTE/ DCE, digital video broadcasting etc.
(4) Include revenue from Internet access under mio plans.
(5) Include inter-company sales to Optus of S$3.9 million (Q1 2007/08: S$3.6 million) for the first quarter ended 30 June 2008.
(6) Comparatives have been reclassified to be consistent with current period's presentation.
(7) SingTel's fixed broadband service comprises all ADSL lines, including SingNet retail fixed broadband lines but excluding leased lines and other fixed broadband access.
(8) Total estimated ADSL and cable lines divided by total number of households (Source: IDA).
(9) Based on total SingTel ADSL lines divided by total ADSL and cable lines in the population. Market share information based on IDA's published statistics.

SECTION II : SINGTEL

Data and Internet revenue increased 11% year-on-year, and 3.7% from a quarter ago to S$370 million.

Data revenue grew 10% from a year ago and was up 4.9% from the preceding quarter, driven mainly by strong growth in Managed Services.

Managed Services posted the largest revenue increase in the quarter, reflecting SingTel's success in winning market share through the delivery of enhanced offerings and innovative solutions for its corporate customers. Revenue was up an impressive 23% year-on-year and 18% from the preceding quarter. The increase was driven by higher revenues from Managed Hosting Services as well as Facility Management from higher Data Centre occupancy rates.

Local Leased Circuits, the largest component at 41% of Data revenue, grew 6.6% on higher sales of Gigawave and MetroEthernet.

Revenue from International Leased Circuits was stable, contributing 17% to total Data revenue from 19% a year ago. Strong sales volume which rose more than 60% year-on-year was mitigated by the continual erosion in the average selling prices of the circuits.

Internet revenue grew 11% from a year ago to S$109 million and was stable from a quarter ago.

Fixed Broadband revenue was up 16% to S$91 million, driven by the higher subscriber base which was up 15% or 65,000 lines from a year ago. Compared to the preceding quarter, revenue increased 1.7% on the back of a 2.7% or 13,000 increase in the number of Fixed Broadband lines. The slower pace of net additions this quarter reflected the high market penetration rate of 74% and some degree of mobile broadband substitution.

As at 30 June 2008, SingTel continues to maintain its lead in the Fixed Broadband market with a market share of 54.1%.

SingTel continued to offer bundled value propositions for its mio Plan customers. In the quarter, the number of mio Plan customers increased by 9,000 to 76,000 as at 30 June 2008, up 13% from a quarter ago.

Mobile Communications

SINGTEL	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY %
Cellular service [1]	347	317	9.7

Key Drivers	Quarter 30 Jun 2008	Quarter 31 Mar 2008	Quarter 30 Jun 2007
Number of mobile subscribers (000s)			
Prepaid	1,343	1,192	660
Postpaid	1,410	1,379	1,286
Total	**2,753**	**2,571**	**1,945**
MOUs per subscriber per month [2]			
Prepaid	337	298	164
Postpaid [3]	370	382	392
Average revenue per subscriber per month [2] [4] **(S$ per month)**			
Prepaid	14	16	13
Postpaid	88	88	92
Blended	**53**	**56**	**67**
Data services as % of ARPU [5]	***32%***	***31%***	***27%***
Acquisition cost per postpaid subscriber (S$)	**253**	**313**	**242**
Postpaid external churn per month [6]	*0.8%*	*0.8%*	*0.8%*
Singapore mobile penetration rate [7]	***134.2%***	***129.1%***	***111.2%***
Singapore mobile subscribers ('000s) [7]	***6,160***	***5,924***	***4,988***
Market share [7]			
Prepaid	*44.6%*	*41.7%*	*31.7%*
Postpaid	*44.8%*	*44.9%*	*44.2%*
Overall	***44.7%***	***43.4%***	***39.0%***

Notes:

(1) Cellular service revenue is determined net of bill rebates and net of prepaid sales discount, and includes revenue earned from mio plans and mobile broadband. It excludes revenue earned from international calls classified under "International Telephone" revenue, consistent with prior periods.

(2) Based on average subscribers, calculated as the simple average of opening and closing subscribers.

(3) From this current quarter, postpaid MOU is calculated based on subscribers who are voice plan customers only and exclude customers who subscribe only to data plans without voice capability.

(4) ARPU includes revenue earned from international telephone calls. For prepaid, ARPU is computed net of sales discounts.

(5) Include revenue from SMS, *SEND, MMS and other data services. Comparatives have been restated to be consistent with current period's presentation.

(6) Calculated by expressing the number of postpaid subscribers who deactivate or disconnect their service (both voluntary and the Company's initiated churn) as a percentage of the average subscribers.

(7) Source: IDA.

SECTION II : SINGTEL

Mobile Communications revenue for the quarter grew 9.7% to S$347 million as the mobile subscriber base was up a stellar 41% from a year ago. Compared to a quarter ago, revenue was up 2.5%.

SingTel continued its strong growth momentum in the quarter with a net addition of 182,000 mobile subscribers. With strong presence in the foreign worker segment, SingTel's prepaid subscriber base grew 151,000 in the quarter. As at 30 June 2008, total prepaid subscribers reached 1.34 million, representing close to half of SingTel's total mobile subscriber base. SingTel extended its lead in the prepaid mobile market with a market share of 44.6% as at 30 June 2008, up 2.9 percentage points from a quarter ago.

During the quarter, SingTel increased its value offerings in response to intensifying competition in the prepaid market. As a result, prepaid ARPU fell from S$16 in the preceding quarter to S$14. Compared to a year ago, however, prepaid ARPU was up 10%, primarily due to increased usage as a result of traffic stimulation from free international call offerings.

SingTel maintained its steady growth in the postpaid mobile segment, adding 31,000 subscribers in the quarter. SingTel remained the postpaid market leader with a market share of 44.8% as at 30 June 2008. Demand for 3G mobile services continued to increase with the addition of 102,000 subscribers during the quarter. The total 3G mobile subscriber base of 961,000 as at 30 June 2008 represented 68% of SingTel's total postpaid base, up 6 percentage points from a quarter earlier.

Postpaid ARPU was stable from the preceding quarter. Year-on-year, ARPU was down 4.7%, reflecting lower average usage in the quarter.

Blended ARPU declined to S$53 from S$67 a year ago as the proportion of prepaid subscribers to SingTel's total mobile subscriber base increased to 49%, up 15 percentage points from 34% a year ago.

Mobile data services accounted for 32% of ARPU, up from 27% a year ago and stable from a quarter ago. In line with its strategy to drive up mobile broadband usage, SingTel has been ramping up its mobile data content and offering compelling value propositions to gain higher mobile data plan sign-ups. As at 30 June 2008, SingTel had nearly 66,000 mobile broadband subscribers[1].

Postpaid churn continued to be stable at 0.8%.

Acquisition cost per subscriber declined from the preceding quarter. It was up 4.5% from a year ago to S$253 due to increased postpaid acquisition activities to acquire higher-value customers.

[1] Refer to mobile subscribers who registered for the monthly mobile broadband data subscription plans.

IT and Engineering ("IT&E") [1]

SINGTEL	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
IT & Engineering revenue [1]	181	151	20.0

Note:
(1) Generated mainly by NCS and its subsidiaries. Included billings to Optus of approximately S$21 million (Q1 FY2007/08: S$18 million) for the first quarter ended 30 June 2008.

NCS continued to enjoy increased demand for IT services in Singapore and the region.

Revenue for the quarter grew 20% over the same quarter last year, driven by buoyant growth in network and infrastructure management, systems integration and facility management services.

During the quarter, NCS secured a number of significant contracts both locally and overseas.

In Singapore, NCS secured a major win with CAAS for the maintenance of Integrated Voice Communications system. It also won deals to develop the Patron and Vehicle Admission System with Singapore Turf Club, as well as Radiation Protection and Laboratory Management System with National Environment Agency.

Among its overseas operations, Australia and Middle East saw the strongest revenue growth during the quarter. Significant overseas contracts clinched included the development of a Settlement Management System for Civil Aviation Administration of China and an intelligent building contract with Omniyat Properties in Dubai.

SECTION II : SINGTEL

International Telephone [(1)]

SINGTEL	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
International (incl Malaysia) call revenue	129	122	6.3
Inpayments and net transit	30	35	-14.4
Total	**159**	**156**	**1.7**
International Telephone outpayments	**54**	**48**	**12.8**
Net	**105**	**109**	**-3.2**
Margin %	*66%*	*70%*	

Key drivers	Quarter 30 Jun 2008	Quarter 31 Mar 2008	Quarter 30 Jun 2007
International telephone outgoing minutes (m mins) (excl Malaysia)	**610**	**532**	**368**
Average collection rate - net basis (S$/ min) (excl Malaysia)	**0.188**	**0.205**	**0.286**

Note:

(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. It also includes international telephone revenue earned from calls made from mobile phones.

International Telephone revenue was up 1.7% to S$159 million from a year ago, with an increase of 6.3% in international call revenue partly mitigated by a decline in net transit revenue. Against the preceding quarter, revenue was up 2.3%.

The increase in international call revenue was mainly attributable to higher international telephone outgoing traffic (excluding Malaysia), which recorded increases of 66% from a year ago and 15% from the preceding quarter driven by steep increase in traffic to "free IDD" destinations[2] such as Bangladesh, China and India.

With the higher volume of "free IDD" traffic, average collection rate fell 34% from the same quarter last year and 8.3% from the preceding quarter.

Year-on-year, inpayments were stable but net transit was down due to lower transit traffic.

Margin for International Telephone declined 4 percentage points to 66%, as outpayments rose at a faster rate of 13% from increased outgoing traffic.

[2] Prepaid mobile subscribers are charged based on local usage only. Revenue from prepaid mobile local usage is classified under Mobile Communications.

National Telephone

SINGTEL	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
Direct exchange line (DEL)			
- rental	42	45	-5.6
- traffic	22	27	-17.3
	64	71	-10.0
Others (1)	43	41	5.3
	107	112	-4.4
Inter-company eliminations	(6)	(4)	32.6
	102	108	-5.8

Key Drivers	Quarter 30 Jun 2008	Quarter 31 Mar 2008	Quarter 30 Jun 2007
Fixed working lines ('000s) (2)			
Residential	987	992	1,006
Business	771	769	756
Total	**1,758**	**1,761**	**1,762**
Singapore fixed line penetration rate (3)	***40.6%***	***40.6%***	***41.2%***
Singapore fixed working lines ('000s) (3)	**1,863**	**1,862**	**1,847**
Fixed line market share (3)	***94.4%***	***94.6%***	***95.4%***

Notes:
(1) Include revenue from enhanced telephone services, payphones, DEL interconnect and call management services such as 1900/1800 call services, Telepoll and mio Voice.
(2) Fixed working lines refer to Direct Exchange Lines (DEL) and mio Voice.
(3) Source: IDA.

National Telephone revenue fell 5.8% to S$102 million in the quarter.

Voice and data traffic continued to fall due to mobile substitution, competition and increasing broadband usage.

Compared to a quarter ago, the number of business lines increased 2,000 while the number of residential lines decreased 5,000.

On a sequential quarterly basis, National Telephone revenue was stable.

SECTION II : SINGTEL

OPERATING EXPENSES
(Before Depreciation And Amortisation)

SINGTEL	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
Selling & administrative	209	148	41.0
Traffic expenses	205	194	5.5
Staff costs	178	164	8.7
Cost of sales	145	133	8.7
Repairs & maintenance	26	25	7.3
Others [1]	(6)	(3)	70.6
Total	**758**	**661**	**14.6**
Total	**758**	**661**	**14.6**
Less: Group and International Business corporate costs	(15)	(10)	49.5
Singapore Business	**743**	**652**	**14.1**

As a percentage of operating revenue	Quarter 30 Jun 2008	Quarter 30 Jun 2007
Selling & administrative	16.7%	12.8%
Traffic expenses	16.3%	16.7%
Staff costs	14.2%	14.1%
Cost of sales	11.6%	11.5%
Repairs & maintenance	2.1%	2.1%
Others	-0.5%	-0.3%
Total	**60.4%**	**57.0%**
Singapore Business	**59.3%**	**56.1%**

Note:
(1) Include government grants and recoveries of costs.

Operating expenses increased 15% from a year ago and 9.2% from the preceding quarter. Excluding the corporate costs, operating expenses in the Singapore Business were up 14% or S$92 million to S$743 million.

Selling & Administrative expenses rose 41% or S$61 million to S$209 million. This was the largest expense category at 16.7% of operating revenue in the quarter, up 3.9 percentage points from a year ago.

Selling & Administrative Expenses

SINGTEL	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
Selling & administrative expenses	**209**	**148**	**41.0**
Singapore Business - Selling & administrative expenses	**203**	**146**	**38.9**

The year-on-year increase in Selling & Administrative expenses was attributable to higher mobile subscriber acquisition and retention costs, increased marketing and promotion expenses ahead of the implementation of full MNP in June 2008 as well as content costs for mio TV. Electricity bills were also up by almost 50% or S$7 million from higher fuel cost.

Compared to a quarter ago, Selling & Administrative expenses fell as subscriber acquisition and retention costs for both mobile and broadband declined.

Traffic Expenses

SINGTEL	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
International Telephone outpayments [1]	54	48	12.8
Mobile roaming outpayments	64	67	-4.0
Total outpayments	118	114	3.0
Leases [1] [2]	69	65	6.8
Interconnect	18	15	19.2
Traffic expenses	**205**	**194**	**5.5**
Singapore Business - Traffic expenses	**205**	**194**	**5.5**

Notes:
(1) Comparatives have been reclassified to be consistent with current period's presentation.
(2) Leases comprise backhaul charges, Inmarsat satellite rental, cost of restoring cable breakages and leased circuit charges.

See page 23 for an analysis of International Telephone outpayments relative to inpayments.

Outpayments for international calls were up 13% year-on-year, primarily due to the higher volume of outgoing international call traffic.

Year-on-year, mobile roaming outpayments fell 4.0% from lower roaming traffic.

Lease expenses were up 6.8% in line with the higher corporate data revenue growth.

Interconnect expenses were up 19% attributable mainly to higher volume of inter-operator SMS.

SECTION II : SINGTEL

Staff Costs

SINGTEL	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
Gross staff costs	176	160	10.1
Performance share cost [1]	6	7	-14.9
Retrenchment cost	*	*	nm
	181	166	9.0
Capitalisation of staff cost	(3)	(2)	34.8
Total, net	**178**	**164**	**8.7**
Singapore Business	**170**	**157**	**8.4**

Key Drivers	Quarter 30 Jun 2008	Quarter 31 Mar 2008	Quarter 30 Jun 2007
SingTel average number of staff	10,600	10,249	9,595
Revenue per staff (S$'000) [2]	118	126	121
As at end of period:			
Number of staff			
IT (NCS Group)	3,868	3,718	3,256
Telco (SingTel and other subsidiaries)	6,783	6,634	6,394
SingTel	**10,651**	**10,352**	**9,650**
Optus	**10,759**	**10,679**	**9,886**
Total Group	**21,410**	**21,031**	**19,536**

Notes:

(1) Performance share expense for a share grant is amortised and recognised in the income statement on a straight line basis over the vesting period of 3 years from the date of the grant.

(2) Based on average employee numbers.

As at 30 June 2008, the overall headcount for SingTel was up 10% or 1,001 from a year ago to 10,651. Compared to a quarter ago, the increase was 2.9% or 299. The higher headcount was mainly from IT to support the increased number of projects in Singapore and its overseas markets..

Staff costs increased in the quarter, primarily due to increased headcount as well as higher employer Central Provident Fund (CPF) rates with effect from July 2007.

OTHER INCOME STATEMENT ITEMS

Depreciation And Amortisation

SINGTEL	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
Depreciation of property, plant and equipment	110	118	-7.0
Amortisation	1	2	-61.1
	111	120	-7.8
Depreciation as a percentage of operating revenue	***8.8%***	***10.2%***	

Depreciation fell 7.0% or S$8 million as certain property, plant and equipment reached the end of their useful lives in the last financial year. With lower depreciation and higher operating revenue, depreciation as a percentage of operating revenue fell 1.4 percentage points to 8.8%.

Net Finance (Expense)/ Income

SINGTEL	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
Net interest expense:			
- Interest income	6	15	-61.4
- Interest expense	(56)	(62)	-10.0
	(50)	(47)	6.9
Other finance income:			
- FRS 39 fair value adjustments (1)	*	*	nm
- Investment gain (2)	3	*	nm
- Exceptional currency translation gain on capital reduction	-	84	nm
- Foreign exchange gain (net)	10	2	400.0
	12	86	-86.2
Net finance (expense)/ income	(38)	40	nm

Notes:

(1) Adjustment arose from the revaluation of trading investments at fair values at balance sheet date under FRS 39, *Financial Instruments: Recognition and Measurement.*

(2) Comprise mainly dividend income and realised gains or losses on disposals of investments held for resale.

Interest income declined 61% from a year ago as cash balances fell following the payments of higher dividends and the acquisition of Warid in September 2007. Interest expense was down 10% to S$56 million for the quarter attributed to lower interest rates.

Excluding the exceptional realised currency translation gain of S$84 million arising from the capital reduction of SAI in the same quarter last year, net finance expense would be lower by 15%.

SECTION II : SINGTEL

Exceptional Items [1]

SINGTEL	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
Write-back of impairment of property, plant and equipment	11	-	nm
Dilution gains on associates	2	3	-16.0
Recovery of loan previously written off	-	1	nm
Provision for impairment of non-current investment	-	(28)	nm
Total	13	(25)	nm

Note:
(1) Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.

For the current quarter, the exceptional items comprised mainly the write-back of S$11 million of provision for impairment of certain property, plant and equipment no longer required.

Tax expense

SINGTEL	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
Taxation			
Withholding taxes on dividend income from associates [1]			
- Telkomsel	55	57	-4.2
Current and deferred taxes **(a)**	69	66	4.5
Tax benefit of inter-company interest expense	(36)	(32)	15.2
	88	92	-4.6
Share of taxes of associates			
- ordinary results **(b)**	147	177	-17.0
- Bharti's one-off tax adjustments	-	12	nm
	147	189	-22.4
Total	**234**	**281**	**-16.6**
Effective tax rates based on :			
SingTel reported profits before tax (ex-Optus)	***24.6%***	***26.7%***	
SingTel profits (ex-Optus and associates)			
Profit before tax	955	1,054	
Exclude :			
Share of associates' profits	(582)	(652)	
Exceptional items	(13)	25	
Currency translation gain	-	(84)	
Adjusted pre-tax profits **(c)**	**359**	**342**	
Effective tax rate **(a)/(c)**	**19.3%**	**19.4%**	
Applicable statutory tax rate in the year	***18.0%***	***18.0%***	
Share of associates' profits			
Share of results from ordinary operations **(d)**	570	656	
Effective tax rate **(b)/(d)**	***25.7%***	***26.9%***	

Note:

(1) Withholding taxes are deducted at source when dividends are remitted by the overseas associates. For accounting purpose, the dividend income and related withholding taxes are accrued when declared by the associates. Dividend income has no impact on the income statement of the Group as they are eliminated at Group. The cash inflows upon the receipt of dividend are shown in Section IV.

In this quarter, a net deferred tax credit of S$36 million was recognised on the current quarter's interest expense provided by STAI on its loan from SAI, up 15% from a year ago due to higher interest rates.

The effective tax rate for the associates was lower at 25.7%. This was largely due to higher profit contribution from Bharti which enjoyed a lower effective tax rate.

SECTION II : SINGTEL

SINGTEL CASH FLOW AND CAPITAL EXPENDITURE

	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	Quarter 31 Mar 2008 S$ m	YOY Chge %
Net cash inflow from operating activities				
Profit before tax	**955**	**1,054**	**1,065**	**-9.4**
Non-cash items	(440)	(539)	(588)	-18.4
Operating cashflow before working capital changes	515	514	477	0.1
Changes in operating assets and liabilities	(83)	(58)	52	44.5
	432	**457**	**528**	**-5.5**
Cash paid to employees under performance share plans	(2)	(10)	-	-80.2
Tax paid on operating activities	(3)	(4)	(11)	-33.3
Operating cash flow before dividends from associates	**427**	**443**	**517**	**-3.7**
Dividends received from associates	125	97	95	29.3
Withholding tax paid on dividends received	(8)	(9)	(11)	-4.7
	544	**531**	**601**	**2.4**
Net cash (outflow)/ inflow for investing activities				
Loan to STAI from Optus [(1)]	-	430	728	nm
Withholding tax paid on interest received by SAI from STAI	-	(59)	(73)	nm
Payment for purchases of property, plant and equipment	(140)	(99)	(167)	40.8
Net investment in associates	(14)	(1)	(21)	@
Others *(dividends and interest received etc)*	7	10	64	-37.5
	(147)	**281**	**531**	**nm**
Net cash outflow for financing activities				
Net (decrease)/ increase in borrowings	(590)	*	140	nm
Net interest paid on borrowings and swaps	(105)	(112)	(20)	-5.9
Interim dividends paid to shareholders	-	-	(891)	-
Proceeds from share issue	2	11	3	-85.5
Purchase of performance shares	(19)	(18)	(7)	1.6
Others	-	-	*	-
	(712)	**(119)**	**(776)**	**496.8**
Net (decrease)/ increase in cash and cash equivalents	**(316)**	**693**	**356**	**nm**
SingTel cash and cash equivalents at beginning	**1,250**	**1,230**	**907**	**1.6**
Exchange effects on cash and cash equivalents	2	5	(13)	-59.3
SingTel cash and cash equivalents at end	**937**	**1,929**	**1,250**	**-51.4**
Free cash flow	**404**	**432**	**434**	**-6.5**
Free cash flow (excluding dividends from associates)	**288**	**344**	**351**	**-16.4**
Cash capex to operating revenue	***11.1%***	***8.5%***	***12.9%***	

Note:
(1) This inter-company loan was eliminated at the Group level.

For the first quarter ended 30 June 2008, operating cash flow was S$544 million, up slightly from S$531 million a year ago. Dividends received from the associates rose 29% to S$125 million attributable mainly to dividends received from Southern Cross in the quarter whereas none was received in the same quarter last year. This increase was partially offset by working capital movements.

Cash outflow for investing activities amounted to S$147 million compared to the net cash inflow of S$281 million in the same quarter last year which included an inter-company loan of S$430 million received by STAI from Optus.

Capital expenditure for the quarter rose 41% year-on-year to S$140 million partly attributable to increased mobile network upgrades and expansion to support the robust subscriber growth. This represented an increase of 2.6 percentage points to 11% from a year ago. It was, however, 1.8 percentage points lower than the preceding quarter.

Free cash flow was S$404 million, down 6.5% from a year ago from higher level of capital expenditure. Compared to a quarter ago, free cash flow was down 6.9% due to lower operating cash flow.

Net cash outflow for financing activities of S$712 million arose mainly from the repayments of short term bank borrowings of S$590 million and interest payments of S$105 million. In the preceding quarter, S$891 million of interim dividend in respect of the previous financial year ended 31 March 2008 was paid.

Overall cash balance declined S$313 million from a quarter ago to S$937 million as at 30 June 2008.

SECTION III : OPTUS

SINGTEL OPTUS PTY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2008

- Operating revenue up 3.1%.
- Operational EBITDA up 2.7%.
- Operational EBITDA margin stable at 25.3%.
- Net profit stable at A$122 million
- Free cash flow of A$117 million up 15%.

	Quarter 30 June		YOY
	2008	2007	Chge
	A$ m	A$ m	%
Operating revenue	1,956	1,898	3.1
Operational EBITDA	494	481	2.7
Operational EBITDA margin	*25.3%*	*25.4%*	
EBIT	207	202	2.3
Net profit	122	122	0.2
Free cash flow	117	102	14.6

OPTUS SUMMARY INCOME STATEMENTS – Singapore GAAP
For The First Quarter Ended 30 June 2008

	Quarter 30 June 2008 A$ m	Quarter 30 June 2007 A$ m	YOY Chge %
Operating revenue	**1,956**	**1,898**	**3.1**
Operating expenses	(1,474)	(1,429)	3.2
	482	469	2.8
Other income	12	12	1.6
Operational EBITDA	**494**	**481**	**2.7**
- EBITDA margin	***25.3%***	***25.4%***	
Share of results of joint ventures	*	*	nm
EBITDA	**494**	**481**	**2.7**
Depreciation & amortisation	(288)	(279)	3.0
EBIT	**207**	**202**	**2.3**
Net finance expense	(31)	(26)	16.2
Profit before tax	**176**	**176**	**0.2**
Tax expense	(54)	(54)	0.2
Net profit after tax	**122**	**122**	**0.2**

Optus Mobile results have been disclosed as a division, consistent with general industry practice. Optus fixed line revenues have been presented in accordance with the organisational structure by customer segments.

SECTION III : OPTUS

REVIEW OF OPTUS OPERATING PERFORMANCE
For The First Quarter Ended 30 June 2008

In the first quarter, Optus delivered an increase in operating revenue of 3.1% and maintained its market position with an enlarged mobile customer base delivering strong outgoing service revenue growth, offset by declining unprofitable resale revenues.

Revenue growth was achieved despite the ACCC's mandated reduction in mobile termination rates by 25% from 12 cents per minute to 9 cents from 1 July 2007 as well as Optus' decision to exit unprofitable Consumer fixed line resale market.

In Mobile, Optus continued to build scale. 101,000 new mobile and wireless broadband subscribers were added in the quarter of which 87,000 were in postpaid.

During the quarter, Optus maintained momentum in its range of competitively priced Wireless Broadband products including the launch of new and improved Mobile Internet Packs that offer customers a wide range of content to browse including MySpace Mobile, Fox Sports, Google, MTV Music Store and eBay.

Mobile EBITDA margin was at 30%, down 4 percentage points year-on-year with higher advertising and promotion spend and increased cost related to customer acquisitions.

Optus also announced the launch of the Apple iPhone 3G. With its popular Cap and 'yes' mobile plans replicated for the iPhone, and generous data pack inclusions, Optus is focused on demonstrating to customers the full potential of the iPhone 3G, to change the way they use their mobile phones for internet content.

Subsequent to this quarter-end, Optus 'took the Cap off the mobile Cap' with the launch of 'yes' Timeless Plans – a unique suite of mobile plans with data pack inclusions giving Consumer customers unlimited standard calls and SMS within Australia, to both mobiles and fixed lines. These plans, together with the announcement during the quarter of the further expansion of its mobile network to cover 98% of the population, demonstrate Optus' increasing momentum in mobile.

In the Consumer Fixed business, Unbundled Local Loop (ULL) growth continued, with total ULL subscriber base reaching 368,000 as at 30 June 2008, up 51,000 subscribers from a quarter ago.

The increase in ULL subscriber base contributed to 48,000 on-net broadband additions in the quarter. The overall number of broadband subscribers grew 11,000 to 918,000, with on-net growth offset by declines in the resale base as Optus exited from unprofitable fixed resale business.

In Consumer and SMB Fixed, EBITDA continued to expand this quarter with the resale exit, yield management initiatives, as well as the benefit of a A$14 million adjustment to traffic expense arising from the ACCC Final determination on call diversion charges.

In Optus Business, the next generation "Optus Evolve" IP Network continued to see take up. This included the successful implementation by Alphawest of a leading corporate telepresence solution, utilising IP technology to drive collaboration, productivity and lower costs for customers. Optus Business also added two new products to the Evolve portfolio this quarter, with the launch of Optus Evolve Voice, and Optus Evolve Internet.

SECTION III : OPTUS

Operational EBITDA grew by 2.7% or A$13 million year-on-year, amidst a highly competitive mobile market and a 25% decrease in mandated mobile termination rates. Margin was stable at 25.3%.

Free cash flow amounted to A$117 million, up 15% with lower capital expenditure payments. Net profit for the quarter was maintained at A$122 million.

SECTION III : OPTUS

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 March 2008 were as follows:

	Quarter		QOQ
	30 Jun 2008 A$ m	31 Mar 2008 A$ m	Chge %
Operating revenue	**1,956**	**1,935**	**1.1**
Operating expenses	(1,462)	(1,397)	4.7
Operational EBITDA	**494**	**538**	**-8.1**
Operational EBITDA margin	***25.3%***	***27.8%***	
Mobile	*30%*	*35%*	
Business & wholesale fixed [(1)]	*22%*	*24%*	
Consumer & SMB fixed	*17%*	*15%*	
Profit before tax	**176**	**249**	**-29.4**
Net profit	**122**	**165**	**-25.7**
Free cash flow	**117**	**388**	**-69.9**

Note:
(1) Business and wholesale fixed margins in the preceding quarter exclude the impact of Broadband Connect.

Operating revenues were higher by 1.1% due mainly to higher mobile service and equipment revenues.

Operational EBITDA declined this quarter by 9.5% or A$52 million, and margin was 2.9 percentage points lower due to higher subscriber acquisition, advertising, sales and service costs associated with the continued expansion of the Wireless Broadband base.

The lower free cash flow was driven by lower EBITDA and working capital movements, with seasonality in timing of payments including annual staff bonus and licence fees paid in the June quarter.

DIVISIONAL TOTALS

	Quarter 30 June		YOY Chge
	2008 A$ m	2007 A$ m	%
Operating revenue by division:			
Mobile	1,107	1,044	6.0
Optus Business Fixed	331	307	8.0
Optus Wholesale Fixed	159	152	4.0
Consumer and SMB Fixed	363	401	-9.6
Less inter-divisional revenue [(1)]	(4)	(6)	-46.2
Total	**1,956**	**1,898**	**3.1**
Operational EBITDA by division:			
Mobile	327	350	-6.6
Optus Business & Wholesale Fixed	107	96	11.5
Consumer and SMB Fixed	60	35	72.4
Total	**494**	**481**	**2.7**
Operational EBITDA margins by division:			
Mobile	*30%*	*34%*	
Optus Business & Wholesale Fixed	*22%*	*21%*	
Consumer and SMB Fixed	*17%*	*9%*	
Total	***25.3%***	***25.4%***	

Note:

(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with Consumer and SMB fixed, and Optus Business fixed and preselected customers.

(2) Business and wholesale fixed EBITDA and margin excludes the impact of Broadband Connect costs.

In the quarter, the Mobile division contributed 57% to total revenue, 2% higher than the same quarter last year. Its contribution to operational EBITDA was lower at 66% from 73% a year ago, a result of higher customer acquisition and retention costs associated with the growth in customer numbers and combined with the positive impact of EBITDA growth in Fixed business from volume growth and higher on-net mix.

SECTION III : OPTUS

OPTUS MOBILE DIVISION

	Quarter 30 June 2008 A$ m	Quarter 30 June 2007 A$ m	YOY Chge %
Mobile communications revenue (1)			
Outgoing service revenue	769	701	9.7
Incoming service revenue	184	199	-7.7
Service revenue	953	900	5.8
Equipment	154	144	6.9
Total Mobile revenue	**1,107**	**1,044**	**6.0**
Operational EBITDA (2)	**327**	**350**	**-6.6**
- EBITDA margin	*30%*	*34%*	

Key Drivers	Quarter 30 Jun 2008	Quarter 31 Mar 2008	Quarter 30 Jun 2007	YOY Chge %
Number of mobile subscribers (000s)				
Prepaid	3,980	3,966	3,835	3.8
Postpaid (3)	3,258	3,171	2,967	9.8
Total	7,238	7,137	6,802	6.4
Mobile penetration rate (4)	*ND*	*ND*	*99%*	
MOUs per subscriber per month (5)				
Prepaid	77	79	70	9.8
Postpaid	172	168	167	3.1
ARPU per month (A$) (6)				
Prepaid	26	26	24	6.2
Postpaid	67	67	70	-4.4
Blended	44	44	44	-0.2
Data revenue as a % of service revenue				
- total data	*31%*	*29%*	*27%*	
- non-SMS data	*7.0%*	*6.0%*	*4.4%*	
Market share - total	*ND*	*ND*	*32.7%*	
Retail postpaid churn rate per month (7)	*1.9%*	*1.7%*	*1.5%*	
% users through wholesale	*5%*	*5%*	*6%*	
Acquisition cost per subscriber	A$155	A$145	A$159	

Notes:

(1) Includes international outgoing and international incoming revenue.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) Includes bundled telephony and broadband products delivered over the 3G network.
(4) Penetration is measured as total mobile market, as estimated by Optus, divided by Australia's total population.
(5) Based on average customers, calculated as the simple average of opening and closing customers. MOU includes outgoing minutes only. From June 2008, this calculation has been revised based on voice plan customers only – i.e. it excludes customers with only wireless broadband. Comparatives have been restated accordingly.
(6) Based on average customers, calculated as the simple average of opening and closing customers. Excludes equipment revenue.

(7) Churn calculation includes Optus, Virgin Mobile and other Optus subsidiaries' subscribers but excludes customers transferring from postpaid to prepaid

Operating revenue for Mobile Division grew 6.0% to A$1.11 billion.

Outgoing service revenue increased by 9.7% in the current quarter with growth in both prepaid and postpaid market segments. This is the highest growth in outgoing service revenue since June 2004.

Total net additions for the June quarter were 101,000, bringing year-on-year net adds growth to 436,000. Postpaid customer growth continued with strong net additions of 87,000 this quarter. The number of 3G subscribers[3] increased to 1,868,000, a 33% increase compared to a quarter ago, and this included a base of 182,000 Wireless Broadband[4] subscribers.

Incoming service revenue however decreased by 7.7% mainly from lower termination rates mandated by the ACCC. The average inbound mobile termination rates fell 25% from a year ago, reflecting the reduction in the ACCC's mandated termination rates from 12 cents per minute a year ago to 9 cents from 1 July 2007. Subscriber growth, strong voice and SMS terminating traffic partly mitigated the impact from the sharp decline in rates.

Equipment revenue increased by 6.9%, driven by higher sales volumes in both prepaid and postpaid segments.

Acquisition cost per subscriber was 6.9% higher compared to the preceding quarter, but was 2.5% lower compared to a year ago.

SMS and other data revenue was at 31% of ARPU, up from 27% a year ago with stimulation of SMS and increased penetration of wireless data products. The proportion of non-SMS data revenue (including premium content SMS) grew to 7.0% of ARPU in the current quarter, compared to 4.4% a year ago.

During the quarter, Optus continued to expand the range of content available to customers through its Optus Zoo Mobile Internet Portal with the addition of both Facebook and Fox Sports.

In prepaid, Optus launched 'Recharge and live large', offering customers expanded value in the prepaid turbo cap with A$30 recharge now providing A$170 of included value. Optus also saw an increased mix of prepaid online recharge.

Capped plans are offered by Optus to its retail customers in the small business and consumer segments. A total of 59%[5] of new and recontracted postpaid customers chose capped plans this quarter. Approximately 42% of the total Optus postpaid mobile base were on capped plans as at 30 June 2008, 4 percentage points higher than a quarter ago and up from 28% a year ago[6].

---

[3] 3G subscribers are defined as subscribers who i) own a 3G device and ii) are provisioned with 3G Data Services access.

[4] Wireless Broadband subscribers are defined as subscribers provisioned with an HSPA broadband service and exclude data packs attached to voice services.

[5] These cap penetration metrics exclude customers on Optus' capped plans offered through Optus wholesale service providers. Including these customers, the percentage of total Optus postpaid customers on capped plans as of 30 June 2008 was 45% (March 2008: 41%), with 66% of total new and recontracted customers choosing capped plans in this quarter (March 2008: 67%).

[6] From June 2008, all calculations for capped plans have been amended to include customers with voice plans only. Comparatives have been restated accordingly.

SECTION III : OPTUS

Postpaid ARPU was stable compared to the preceding quarter, however lower compared to the last corresponding quarter. Year-on-year lower postpaid ARPU in the June quarter reflects an increasing mix of lower priced plans as well as the 25% mandated reduction in mobile termination rates.

Operational EBITDA decreased by 6.6% mainly due to lower mobile termination rates. EBITDA margin was 30%, down from 34% a year ago, with additional costs supporting customer growth, particularly in wireless broadband, and higher advertising spend relating to promotions. June quarter results also included an additional charge of A$20 million, to increase the net loss provisions specifically relating to Bill Express, a prepaid channel vendor, to A$30 million.

Optus continued with the expansion of its 3G HSPA mobile network, enhancing the quality and speed of mobile services across the country with its rollout of 3G coverage to 96% of the Australian population by December 2008. As at 30 June 2008, the 3G network provided coverage to more than 80% of the population.

On 7 May 2008, Optus embarked on an investment program to expand its nationwide mobile network beyond 96% population coverage to reach 98%. 750 new mobile base station sites will be added, extending Optus' mobile network coverage by 400,000 square kilometres with the build targeted for completion by December 2009. This build program will cost A$315 million. With this significant investment in Australia, Optus will be the only carrier capable of challenging the incumbent telco's network on both coverage and speed.

OPTUS BUSINESS & WHOLESALE FIXED DIVISIONS

	Quarter 30 June 2008 A$ m	Quarter 30 June 2007 A$ m	YOY Chge %
Business revenue			
Voice	106	106	0.5
Data and IP	121	111	8.3
ICT and Managed Services	104	90	16.4
Total Business fixed revenue	**331**	**307**	**8.0**
Wholesale revenue			
Domestic Voice	23	19	20.0
International Voice	13	22	-42.3
Data and IP	58	51	12.6
Satellite	65	60	8.3
Total Wholesale fixed revenue	**159**	**152**	**4.0**
Total Business & Wholesale fixed revenue	**490**	**459**	**6.7**
Operational EBITDA (1)	**107**	**96**	**11.5**
- EBITDA margin	***22%***	***21%***	

Key Drivers	Quarter 30 Jun 2008	Quarter 31 Mar 2008	Quarter 30 Jun 2007	YOY Chge %
Business voice minutes (m min)	1,389	1,368	1,375	1.0
Wholesale domestic voice minutes (m min)	536	421	368	45.9
As at end of period:				
Buildings connected (2)	16,676	16,553	16,114	3.5

Notes:

(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.

(2) Directly connected buildings include all connections via all access media - fibre, DSL, fixed wireless, satellite and leases.

Total Business and Wholesale fixed revenue grew 6.7%, driven by 8.0% growth in Optus Business fixed revenue. Optus Business continued to focus on its key strategies of growing IP-VPN, expanding ICT and Managed Services business and successfully managing legacy telco products.

Optus Business fixed voice revenue was stable whilst Business Data & IP revenue increased by 8.3% in the first quarter, underpinned by success in migrating customers to IP-VPN and growth in Ethernet services.

ICT and Managed Services revenue increased by 16% as Optus and Alphawest supported their corporate customers in delivering converged business applications.

SECTION III : OPTUS

In addition to expanding business within the Large Corporate and Government sector, Optus Business is also achieving success with Evolve IP and mobility solutions in the mid market with new customers such as The Royal Automobile Club of Western Australia and Kent Transport.

Total Wholesale fixed revenue grew 4.0% year-on-year. Wholesale Data and IP revenues grew 13% as strong demand for Internet bandwidth and access continued. Domestic voice revenues grew 20% with increased on-net traffic. International voice revenues decreased 42% with declining rates for international inpayment traffic, with corresponding lower outpayment costs for international traffic.

Satellite revenue grew 8.3% with higher VSAT sales, growth in transponder and broadcast revenues and one-off reservation revenues relating the D3 Satellite.

Operational EBITDA for the combined division again grew strongly this quarter by 12% to A$107 million. EBITDA margin increased 1 percentage point to 22%, from higher margin Data and IP products and other on-net revenue streams.

OPTUS CONSUMER AND SMB FIXED DIVISION

	Quarter 30 June 2008 A$ m	Quarter 30 June 2007 A$ m	YOY Chge %
On-net			
Voice	125	104	20.3
Broadband	84	53	57.6
Pay TV	36	32	11.6
Consumer Fixed on-net	**245**	**189**	**29.5**
Off-net			
Voice	46	113	-59.6
Broadband	18	35	-48.3
Dial-up	4	8	-45.1
Consumer Fixed off-net	**68**	**156**	**-56.3**
Consumer Fixed revenue	**313**	**345**	**-9.4**
SMB			
Voice	39	46	-15.4
Data and IP	11	10	12.4
SMB fixed revenue	**50**	**56**	**-10.8**
Total Consumer & SMB fixed revenue	**363**	**401**	**-9.6**
Operational EBITDA (1)	**60**	**35**	**72.4**
- EBITDA margin	***17%***	***9%***	

Key Drivers	Quarter 30 Jun 2008	Quarter 31 Mar 2008	Quarter 30 Jun 2007	YOY Chge %
On-net ARPU (A$) (2)				
Voice	55	56	60	-8.7
Broadband	42	40	40	5.8
Telephony customers ('000)				
HFC	532	534	513	3.7
ULL (3)	368	317	131	180.3
On-net	**900**	**851**	**644**	**39.7**
Resale	258	322	559	-53.8
Long distance only	41	43	48	-14.3
Off-net	**299**	**365**	**607**	**-50.7**
HFC bundling rate (4)	*81%*	*80%*	*79%*	
HFC penetration	***38%***	***38%***	***37%***	
Internet customers (000s)				
On-net				
HFC broadband	415	412	365	13.9
ULL broadband (3)	311	267	96	223.1
Business grade broadband (5)	27	26	24	10.3
	753	705	485	55.3
Off-net				
Broadband	164	202	349	-52.8
Broadband subtotal	**918**	**907**	**834**	**10.1**
Dial-up	117	181	257	-54.3
Total Internet customers	**1,035**	**1,088**	**1,091**	**-5.1**

SECTION III : OPTUS

Notes:

(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(2) Per month, based on average HFC and ULL customers.
(3) Include wholesale ULL subscribers.
(4) Based on customers who are receiving a "bundled benefit" from taking a package of products (local telephony plus at least one of broadband, dial-up internet or pay TV).
(5) Revenue associated with the business grade retail broadband customers is included within Optus Business fixed segment.

This quarter, Optus saw continued ULL growth, with 368,000 subscribers provisioned with services on ULL, up from 317,000 a quarter ago. As at 30 June 2008, there were 360 ULL exchanges completed. The ULL build will include a total of 366 exchanges with a coverage footprint of 2.9 million premises.

Consumer fixed on-net revenue grew by 30%. Consistent with its strategy of focusing on on-net subscriber growth, Optus continued to exit unprofitable resale services. Accordingly, off-net revenue declined by 56% and contributed to an overall revenue decrease of 9.4%. The proportion of on-net revenue in Consumer fixed was 78% in the quarter, up from 55% a year ago.

SMB fixed revenue declined 11% with growth from on-net internet services offset by declining off-net voice revenue.

Broadband revenue grew strongly by 16% albeit in a market with an increasing mix of lower-priced broadband plans. On-net broadband customers increased 55% to 753,000 and accounted for 82% of the total broadband customer base. Broadband customers (including business grade customers) totalled 918,000, an increase of 84,000 or 10% from a year ago.

EBITDA grew A$25 million from the last corresponding quarter, with margin expansion of 8 percentage points to 17%. The increase was driven by both higher on-net revenue mix and yield management initiatives. The June quarter also included the benefit of a A$14 million adjustment related to the ACCC Final determination on call diversion charges.

OPTUS OPERATING EXPENSES
(Before Depreciation and Amortisation)

	Quarter 30 June 2008 A$ m	Quarter 30 June 2007 A$ m	YOY Chge %
Interconnect	275	340	-19.1
Outpayments & other leases	55	62	-11.1
Traffic expenses	330	402	-17.8
Selling & administrative	537	495	8.5
Staff costs	295	264	11.5
Cost of sales	298	251	18.5
Repair & maintenance and others	50	47	5.9
Capitalisation of costs (1)	(36)	(31)	15.1
Total	**1,474**	**1,429**	**3.2**
As a percentage of operating revenue			
Traffic expenses	17%	21%	
Selling & administrative	27%	26%	
Staff costs	15%	14%	
Cost of sales	15%	13%	
Repair & maintenance and others	3%	2%	
Capitalisation of costs (1)	-2%	-2%	
	75%	75%	

	Quarter 30 Jun 2008	Quarter 31 Mar 2008	Quarter 30 Jun 2007	YOY Chge %
Staff statistics				
Number of employees, at end of period	10,759	10,679	9,886	8.8
Average number of employees	10,721	10,575	9,900	8.3
Revenue per employee (A$'000) (2)	182	183	192	-5.0

Notes:
(1) Capitalisation relates primarily to staff costs.
(2) Based on average employee numbers.

Operating expenses increased by 3.2% in the current quarter, with increases in Cost of Sales, Staff costs and Selling & administrative expenses partly mitigated by lower Traffic expenses.

Traffic expenses fell by 18%. This was primarily due to the shift to more on-net fixed line traffic including ULL and lower mobile termination rates, offset by an increase in mobile traffic.

SECTION III : OPTUS

Selling & Administrative expenses were up 8.5%. The increase was due mainly to higher mobile acquisition and retention costs and increased advertising spend associated with increased customer acquisition activity. Mobile subscriber acquisition cost per customer declined 2.5% whilst postpaid customer base grew 9.8%.

Total staff costs increased by 12%, with annual salary increments and headcount growth to support new products, customer acquisition and service activities, ICT revenues, and network build activities. Headcount as at 30 June 2008 increased by 8.8% from a year ago.

Cost of Sales increased by 19% in line with the higher mobile equipment and ICT revenues.

OTHER INCOME

	Quarter 30 June 2008 A$ m	Quarter 30 June 2007 A$ m	YOY Chge %
Sublease income	8	6	32.2
Foreign exchange losses	*	(1)	nm
Other	5	7	-34.2
Total	**12**	**12**	**1.6**

Other income was flat with growth in sublease income offset by other items.

OTHER INCOME STATEMENT ITEMS

Depreciation and Amortisation

	Quarter 30 June 2008 A$ m	Quarter 30 June 2007 A$ m	YOY Chge %
Depreciation and amortisation expense	288	279	3.0
As a percentage of operating revenue	*15%*	*15%*	

Growth in depreciation and amortisation expense reflected newly capitalised assets including the new Sydney headquarters and office premises at Macquarie Park, mobile network and ULL exchanges, D Series satellites and new customer care and IT billing systems.

Net Finance Expense

	Quarter 30 June 2008 A$ m	Quarter 30 June 2007 A$ m	YOY Chge %
Interest expense to others	37	30	21.4
Interest capitalised	(2)	(2)	-17.4
	35	28	24.6
Interest income from others	(6)	(3)	142.3
Net interest expense	29	25	12.5
Other finance costs			
Unwinding of discounts, incl adjs	1	(4)	nm
Revaluation gain of FX contracts	1	5	-78.8
Total	**31**	**26**	**16.2**

Net interest expense grew 13% to A$29 million primarily due to higher average debt levels and the increased cost of borrowing.

Taxation

	Quarter 30 June 2008 A$ m	Quarter 30 June 2007 A$ m	YOY Chge %
Optus' Australian income tax expense	54	54	0.2
Share of joint venture income tax expense	-	-	-
	54	**54**	**0.2**

The income tax expense reflected primarily the Australian statutory tax rate of 30% together with variations between accounting and taxable income.

SECTION III : OPTUS

CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			YOY Chge
	30 Jun 2008 A$ m	30 Jun 2007 A$ m	31 Mar 2008 A$ m	%
Net cash inflow from operating activities				
Profit before tax	**176**	**176**	**249**	**0.2**
Non cash items	319	307	298	3.9
Operating cashflow before working capital changes	495	483	548	2.6
Changes in operating assets and liabilities	(131)	(100)	116	30.8
Net cash inflow from operating activities	**364**	**383**	**664**	**-4.8**
Net cash outflow from investing activities				
Purchases of property, plant and equipment	(247)	(281)	(276)	-11.9
Loan to STAI	*	(347)	(572)	nm
Others	6	2	4	270.6
	(241)	**(626)**	**(845)**	**-61.5**
Net cash outflow from financing activities				
Net (decrease)/increase in bank borrowings	(59)	243	209	nm
Purchase of SingTel shares	(10)	(10)	*	6.1
Net interest paid on borrowings and swaps	(32)	(30)	(30)	10.2
	(102)	**203**	**178**	**nm**
Net increase/(decrease) in cash and cash equivalents	**21**	**(40)**	**(3)**	**nm**
Cash and cash equivalents at beginning	97	131	99	-26.1
Cash and cash equivalents at end	**117**	**91**	**97**	**29.3**
Free cash flow	**117**	**102**	**388**	**14.6**
Cash capital expenditure to operating revenue	***13%***	***15%***	***14%***	

In the quarter, operating cash flow amounted to A$364 million, A$19 million lower than the same quarter last year with negative working capital movements.

Cash capital expenditure level at 13% of operating revenue this quarter, was 12% lower year-on-year due to phasing of projects.

Capital expenditure by division

	Quarter 30 June 2008 A$ m	Quarter 30 June 2007 A$ m	YOY Chge %
Mobile	116	77	49.9
Business & Wholesale fixed	81	112	-27.6
Consumer & SMB fixed	20	28	-28.0
Other	30	64	-52.2
Total	**247**	**281**	**-11.9**

In the quarter, capital expenditure for the Mobile division was A$116 million or 47% of Optus' total capital expenditure. Of this amount, A$91 million was for the expansion of Optus' 3G and High Speed Packet Access (HSPA) network.

The capital expenditure of A$81 million for the Optus Business and Wholesale fixed division was largely for the D3 satellite as well as Customer Access Transmission and IP networks.

In Consumer and SMB fixed division, the capital expenditure of A$20 million primarily represented costs of new customer connections.

Other capital expenditure referred mainly to investment in core network infrastructure.

SECTION IV: ASSOCIATES/ JOINT VENTURES

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2008

- **Pre-tax ordinary profit contributions from associates down 13% to S$570 million. Including exceptional items, pre-tax profit contributions decreased 11% to S$582 million.**

- **On a post-tax basis, earnings from associates decreased 6.0% to S$435 million and contributed 50% to the Group's underlying net profit, down from 53% a year ago.**

- **If regional currencies remained stable from a year ago, the pre-tax profit contributions would have been flat and the post-tax profit contributions would have increased about 6%.**

- **The Group's combined mobile subscriber base[7] increased 6.7% or 12 million in the quarter to 198 million. Year-on-year, including Warid's 15 million subscribers, the subscriber base was up 45% or 61 million. On a proportionate share basis, the increase was 7.2% to 71 million subscribers from a quarter ago.**

---

[7] Combined mobile subscriber base here refers to the total number of mobile subscribers in SingTel, Optus and the regional mobile associates.

SECTION IV : ASSOCIATES/ JOINT VENTURES

	Equity Int %	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
Regional mobile associates				
Bharti Telecom / Bharti Airtel	30.4			
- operating results		250	184	35.8
- fair value adjustments on financial items		(15)	27	nm
		235	211	11.4
Telkomsel	35.0	221	286	-22.6
Globe Telecom [2]	47.3			
- operating results		70	81	-13.8
- fair value adjustments on financial items		(8)	3	nm
		62	84	-26.1
AIS [3]	21.4	66	62	6.9
Pacific Bangladesh Telecom Ltd ("PBTL")	45.0	(6)	(8)	-17.3
Warid [4]	30.0	(22)	-	nm
		557	635	-12.4
Other SingTel associates				
Singapore Post [5]	25.7	13	12	2.5
Others		1	9	-87.5
SingTel share of ordinary results (pre-tax)		**570**	**656**	**-13.1**
Optus share of ordinary results (pre-tax)		*	*	nm
Group share of ordinary results (pre-tax)		**570**	**656**	**-13.1**
Exceptional items ("EI")				
Bharti - dilution gain on Infratel		8	-	nm
Telkomsel - recognition of prior years' frequency fees		(15)	-	nm
AIS - write back of over provision for concession rights payable		16	-	nm
Teletech Park - write back of impairment charge no longer required		4	-	nm
Southern Cross - impairment of certain property, plant and equipment	40.0	-	(4)	nm
Group share of EI		**12**	**(4)**	**nm**
Group share of pre-tax profit		**582**	**652**	**-10.7**

Notes:

(1) The accounts of the associates are prepared based on local GAAP. Where applicable, the accounting policies of the associates have been restated to ensure compliance with the Group's accounting policies.

(2) In June 2008, the Group increased its shareholding in Globe from 44.47% to 47.34%.

(3) This associate has December financial year end and the Group equity accounted for its share of results of this company based on the financials for the period ended 31 March 2008. One-off transactions between 1 April 2008 and 30 June 2008 which are material are also accounted by the Group in the current quarter.

(4) In September 2007, the Group purchased an equity interest of 30% in Warid and commenced equity accounting of Warid's results from the December 2007 quarter.

(5) The Group's equity interest in SingPost was diluted to 25.65% as at 30 June 2008 from 25.72% a year earlier following the exercise of some SingPost employee stock options.

SECTION IV : ASSOCIATES/ JOINT VENTURES

	Quarter 30 Jun				YOY Chge
	2008		2007		
	S$ m	% [(1)]	S$ m	% [(1)]	%
Post-tax profit contribution					
Bharti Telecom/ Bharti Airtel					
- ordinary results	202		171		18.6
- exceptional item	8		-		nm
- one-off tax adjustment	-		(12)		nm
	210	24	158	18	32.8
Telkomsel					
- ordinary results	153		200		-23.5
- exceptional item	(11)		-		nm
	143	16	200	23	-28.8
Globe Telecom	40	5	56	6	-28.8
AIS					
- ordinary results	47		43		7.6
- exceptional item	11		-		nm
	57	7	43	5	32.6
PBTL	(6)	(1)	(8)	(1)	-20.0
Warid	(22)	(3)	-	-	nm
Regional mobile associates	422	49	450	52	-6.2
Others	14	2	13	2	3.8
Post-tax profit contribution	435	50	463	53	-6.0

Note:
(1) This denotes the post-tax profit contribution of the associate to the Group's underlying net profit.

With weaker regional currencies, lower profits recorded by Telkomsel and Globe as well as inclusion of S$22 million loss from Warid, the associates contributed 50% to the Group's underlying net profit, down 3 percentage points from 53% a year ago. The Group's share of pre-tax profit and post-tax profit from the associates were down 11% and 6.0% respectively. If exchange rates remained stable from a year ago, the pre-tax profit contribution of the associates would be flat and the post-tax profit contribution would have increased about 6%.

Bharti Telecom Group ("Bharti")

Bharti is India's leading private sector provider of telecommunications services, offering mobile, fixed line, long distance, broadband and enterprise services. It is listed on the National Stock Exchange and the Stock Exchange, Mumbai and is the first private telecom operator with an 'all India' presence offering mobile services in all 23 licenced circles. Bharti is the largest mobile phone operator in India with a market share of 24.2% in the total wireless market and 32.0% in the GSM market.

Bharti continued to make affordability and availability the cornerstone of its strategy to drive usage and subscriber acquisition. With continued success of its lifetime validity plans and more than 40% decline in roaming charges and national long distance tariffs, Bharti registered a record of more than 100 billion minutes on its mobile network for the quarter. Operating revenue was up a robust 44%, though ARPU fell 10% due to the introduction of more affordable mobile plans. Minutes of use was up a healthy 12% from a year ago. Including the share of fair value loss on financial liabilities and derivatives, the Group's share of Bharti's pre-tax ordinary profit grew by 26% in Indian Rupee terms.

In Singapore Dollar terms, however, the Group's share of pre-tax ordinary profit for the quarter increased only 11% to S$235 million, adversely impacted by a significant 13% depreciation of the Indian Rupee.

In this quarter, the Group recognised its share of the second exceptional gain on dilution of Bharti's equity interest in Infratel from injection of capital by minority shareholders in April 2008, following the capital injection in March 2008. Including this gain, the Group's share of pre-tax profit of Bharti amounted to S$243 million, up 15% from a year ago.

Compared to the preceding quarter, Bharti's pre-tax profit contribution was up 9.4%, negatively impacted by the 8% depreciation of the Indian Rupee.

On a post-tax basis, Bharti contributed 24% to the Group's underlying net profit, up 6 percentage points from 18% a year ago.

This quarter, Bharti set another quarterly record for new mobile subscribers as it expanded its coverage to the rural areas. A total of 7.4 million mobile subscribers were added, 0.6 million or 8% higher than the 6.8 million added in the preceding quarter. As at 30 June 2008, Bharti had 69.4 million mobile subscribers, or 71.8 million subscribers if its fixed line base was included.

In May 2008, Bharti was honoured with the prestigious "Wireless Service Provider of the Year" award at the Frost & Sullivan Asia Pacific ICT Awards.

PT Telekomunikasi Selular ("Telkomsel")

Telkomsel is the leading operator of cellular telecommunications services in Indonesia with over 23,000 radio base stations providing nationwide coverage.

In Indonesian Rupiah terms, Telkomsel's pre-tax ordinary profit fell 11% year-on-year due to lower operational performance in the face of intense competition. Market share was down 5 percentage points in the quarter to 45% as at 30 June 2008.

While operating revenue was up 2% year-on-year from subscriber growth and increased usage, operating expenses and depreciation grew at a faster pace due to network enhancements to support the increase in subscriber base and minutes of use. As at 30 June 2008, total subscriber base was 52.4 million, up 9.6 million or 22% from a year ago. Total minutes of use were 11.4 billion minutes, up 5.5 billion minutes or 93% from a year ago.

In Singapore Dollar terms, the Group's share of Telkomsel's pre-tax ordinary profit fell by 23% to S$221 million as the Indonesian Rupiah depreciated steeply by 15% against the Singapore Dollar.

SECTION IV : ASSOCIATES/ JOINT VENTURES

This quarter, Telkomsel recorded an exceptional expense on additional frequency license fees recognised in respect of prior years. Including this exceptional expense, the Group's share of Telkomsel's pre-tax profit declined 28% to S$206 million from a year ago.

Compared to the preceding quarter, the share of pre-tax ordinary profit declined 17% in Rupiah terms and 19% in Singapore Dollar terms. Operating revenue was down 6% from lower non-voice/ data revenue due to tariff cuts while operating expenses increased due to network enhancements. Telkomsel added 1.1 million new subscribers in the current quarter, compared to 3.4 million in the preceding quarter.

With lower earnings, Telkomsel accounted for 16% of the Group's underlying net profit, down 7 percentage points from a year ago.

To maintain its leadership in coverage and quality, Telkomsel continued to roll out its network, deploying 1,300 radio base stations in the quarter. As at 30 June 2008, Telkomsel's 3G service is available in 115 cities across Indonesia, an increase of 17 cities from a quarter ago.

In this quarter, Telkomsel received multiple awards and accolades, including Operator of the Year – Indonesia (awarded by Asian MobileNews – a Singapore magazine), Best Overall Operator and Service Quality Award – Exceptional Total Service Quality Satisfaction (awarded by Center for Customer Satisfaction and Loyalty).

Globe Telecom, Inc ("Globe")

Globe is one of the largest mobile communications services providers in the Philippines and is listed on the Philippine Stock Exchange.

The pre-tax profit contribution from Globe declined 26% year-on-year to S$62 million. Service revenue dropped as high fuel and food prices in the Philippines adversely affected discretionary spending, while operating revenue in the corresponding quarter last year was boosted by election-related spending. Operating expenses rose, partly driven by costs of expanding the broadband network.

With the decline of the Peso, Globe's borrowings that were denominated in US Dollar increased. The Group's share of fair value losses amounted to S$8 million, compared to a gain of S$3 million in the same quarter last year.

Compared to the preceding quarter, Globe's overall pre-tax profit fell 24% due to higher operating expenses, fair value losses and the 8% depreciation of the Peso against the Singapore Dollar.

On a post-tax basis, Globe contributed 5% to the Group's underlying net profit, down slightly from 6% a year ago.

Globe added a record 1.5 million net mobile subscribers this quarter, 0.5 million or approximately 50% higher than the 1.0 million added in the preceding quarter. Its total subscriber base was 23 million as at 30 June 2008, up 25% or 4.6 million from a year ago.

SECTION IV : ASSOCIATES/ JOINT VENTURES

Advanced Info Service ("AIS")

AIS is the largest mobile communications operator in Thailand. As at 30 June 2008, it was the third largest listed company on the Stock Exchange of Thailand in terms of market capitalisation.

AIS' pre-tax ordinary profit contribution for the quarter ended 31 March 2008 was up 18% year-on-year in Thai Baht terms. Excluding interconnection, service revenue was up driven by strong revenue growth in prepaid services, non-voice traffic and international calls, whereas operating expenses fell on lower marketing expenses and bad debts.

In Singapore Dollar terms, pre-tax ordinary profit contribution was up 6.9% to S$66 million, with the Thai Baht depreciating 10% against the Singapore dollar.

During the quarter, AIS wrote back some excess provision for concession rights liability upon settlement of a dispute. The Group's share of this exceptional gain was S$16 million.

AIS' post-tax profit contributed 7% to the Group's underlying net profit, up 2 percentage points from 5% a year ago.

In the current quarter, AIS added 0.9 million mobile subscribers, comparable to the preceding quarter. Year-on-year, AIS' subscriber base grew 14% or 3.3 million to 26.0 million. As at 30 June 2008, AIS continued to lead the market with approximately 46% market share.

Pacific Bangladesh Telecom Limited ("PBTL")

PBTL is the only CDMA operator in Bangladesh.

The share of PBTL's losses declined 17% year-on-year to S$6 million mainly due to lower subscriber acquisition costs and interest expenses. The 11% depreciation in Taka also mitigated the losses.

Against the preceding quarter, the share of losses increased 29% or S$1 million as a result of higher marketing and promotional expenses. PBTL grew its mobile subscriber base by 147,000 in this quarter, comparable to the preceding quarter.

As at 30 June 2008, PBTL's total mobile subscriber base was 1.7 million, up 34% or 435,000 from a year ago.

Warid Telecom (Private) Limited ("Warid")

Warid is the fourth largest mobile operator in Pakistan. It launched its services in May 2005 and has a 15-year licence to operate GSM-mobile services in Pakistan, Azad Jammu and Kashmir, and the Northern areas.

The Group acquired a 30% equity interest in Warid in September 2007 and commenced equity accounting of its results from the December 2007 quarter.

SECTION IV : ASSOCIATES/ JOINT VENTURES

The share of losses from Warid amounted to S$22 million, up 15% against the preceding quarter. This was due to higher marketing and advertising costs, network utility and rental expenses, as Warid expanded its network reach and subscriber base.

Boosted by strong untapped demand for mobile services in Pakistan, Warid's total mobile subscriber base rose to 15.5 million as at 30 June 2008. Compared to a quarter ago, the increase was 7.6% or 1.1 million subscribers.

SECTION IV : ASSOCIATES/ JOINT VENTURES

PROFORMA INFORMATION

The following tables show unaudited proforma proportionate financial information which has been derived from the Income Statements of the Group prepared on a statutory basis.

Proportionate presentation is not required by Singapore GAAP and is not intended to replace the financial statements prepared in accordance with Singapore GAAP. However, since the associates are not consolidated on a line by line basis, proportionate information is provided as supplemental data to facilitate a better appreciation of the relative contribution from the Group's operations in Australia, Singapore and other regional markets.

Proportionate operating revenue	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
Group operating revenue			
SingTel	1,254	1,161	8.1
Optus	2,523	2,406	4.8
	3,777	**3,567**	**5.9**
Proportionate share of operating revenue of associates			
Regional mobile associates	1,442	1,356	6.3
Singapore associates	54	50	7.8
Other overseas associates	23	43	-46.3
	1,519	**1,449**	**4.8**
Enlarged revenue	**5,296**	**5,016**	**5.6**
% of overseas revenue to enlarged revenue	***75%***	***76%***	

In the quarter, overseas revenue contributed 75% to the Group's enlarged revenue, down 1 percentage point from a year ago.

SECTION IV : ASSOCIATES/ JOINT VENTURES

Proportionate EBITDA [1]	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
Operational EBITDA			
SingTel	508	507	0.3
Optus	638	610	4.5
	1,146	1,117	2.6
Proportionate share of EBITDA of associates			
Regional mobile associates	849	878	-3.3
Singapore associates	21	26	-21.8
Other overseas associates	14	16	-8.3
	884	920	-3.9
Total proportionate EBITDA	2,030	2,037	-0.3
Overseas EBITDA as a % to total EBITDA	*74%*	*74%*	
Contributions to total proportionate EBITDA			
Regional mobile associates	42%	43%	
Australia	31%	30%	
Singapore	26%	26%	
Others	1%	1%	
	100%	100%	

Note:
(1) Proportionate EBITDA represents the Group's effective interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

Through its investments in key markets overseas, the Group has diversified its earning base. Overseas operations contributed 74% to proportionate EBITDA, comparable to a year ago.

Proportionate share of mobile subscribers [1]	Total Number 30 Jun 2008	Total Number 31 Mar 2008	Total Number 30 Jun 2007	Prorata Number 30 Jun 2008	Prorata Number 31 Mar 2008	Prorata Number 30 Jun 2007
(In 000s)						
SingTel Mobile	2,753	2,571	1,945	2,753	2,571	1,945
Optus	7,238	7,137	6,802	7,238	7,137	6,802
	9,991	9,708	8,747	9,991	9,708	8,747
Regional Mobile Associates						
- Bharti	69,384	61,985	42,704	20,690	18,504	12,787
- Telkomsel	52,442	51,335	42,811	18,355	17,967	14,984
- AIS	25,965	25,087	22,691	5,543	5,358	4,854
- Globe	22,738	21,274	18,126	10,764	9,460	8,070
- Warid	15,490	14,395	-	4,647	4,318	-
- PBTL	1,704	1,557	1,269	767	701	571
	187,723	175,633	127,601	60,766	56,308	41,266
Group	197,714	185,341	136,348	70,757	66,016	50,013
(excluding Warid)	*182,224*	*170,946*	*136,348*	*66,110*	*61,698*	*50,013*

Note:
(1) Proportionate share of mobile subscribers represents the number of mobile subscribers of an associate multiplied by the Group's effective percentage ownership in the venture at the respective dates.

SECTION IV : ASSOCIATES/ JOINT VENTURES

With stellar growth, Bharti's subscriber base constituted 35% of the Group's combined mobile subscriber base as at 30 June 2008, up 4 percentage points from 31% a year ago.

As at 30 June 2008, the Group's combined mobile subscriber base rose 6.7% or 12 million to 198 million from a quarter ago. Year-on-year, including Warid's 15 million subscribers, the total subscriber base was up 45% or 61 million. On a proportionate share basis, the increase was 7.2% to 71 million subscribers from a quarter ago.

CASH DIVIDENDS RECEIVED FROM ASSOCIATES/ JOINT VENTURES [1]

	Quarter 30 Jun		YOY
	2008 S$ m	2007 S$ m	Chge %
Regional mobile associate			
AIS [2]			
- final dividend FY 2007 / FY 2006	90	94	-4.0
Other associates			
Southern Cross [3]	28	-	nm
Others	6	3	156.0
Total	125	97	29.3

Notes:

(1) The cash dividends received from overseas associates as stated here are before withholding tax payments.

(2) AIS' dividend policy is to pay dividend of not less than 40% of its consolidated net profit, provided that there is no default of principal or interest payment on its debentures. The dividend payout ratio will also depend on AIS' cash flow and investment requirements and it shall not exceed its retained earnings. AIS declared a full year dividend of 114% on net profit for its 2007 financial year (FY 2006: 115%). The interim and final dividends were paid in September 2007 and May 2008 respectively.

(3) Southern Cross does not have a fixed dividend policy.

(4) Telkomsel declared a full year dividend of 85% on net profit for its 2007 financial year (FY 2006: 85%), of which an interim dividend was paid in December 2007. The Group's share of the final dividend is approximately S$533 million, of which S$402 million was paid in July 2008 and approximately S$131 million is expected to be received in the December 2008 quarter.

(5) Globe's ordinary dividend payout ratio is approximately 75% of the prior year's net profit, payable semi-annually in March and September of each year. Globe also paid a special dividend in the December 2007 quarter. Its first semi-annual dividend for 2007 financial year was paid in March 2008. The Group expects to receive the second semi-annual dividend and special dividend of approximately S$72 million and S$96 million respectively in the September 2008 quarter.

The total dividends received for the quarter was S$125 million, up 29% due mainly to S$28 million (Q1 FY2007/08: Nil) of dividends received from Southern Cross.

SECTION IV : ASSOCIATES/ JOINT VENTURES

KEY OPERATIONAL DATA

	Bharti	Telkomsel	Globe	AIS	PBTL	Warid
SingTel's Investment:						
Year of initial investment	2000	2001	1993	1999	2005	2007
Effective shareholding (%)	30.44%	35.0%	47.34%	21.35%	45.0%	30.0%
Investment to date	S$1.55 bil	S$1.93 bil	S$1.02 bil	S$870 mil	S$238 mil	S$1.17 bil
Closing market share price (1)	INR 721.3	NA	PHP 1,180.0	THB 92.5 (6) THB 89.5 (7)	NA	NA
Market capitalisation						
- Total	S$43.28 bil	NA	S$4.72 bil	S$10.95 bil	NA	NA
- SingTel holding	S$13.17 bil	NA	S$2.23 bil	S$2.31 bil	NA	NA
Operational Performance :						
Mobile penetration rate (2)	25%	49%	70%	91%	28%	55%
Market share, 30 Jun 2008 (2)	24.2%	45.0%	36.4%	46.2%	3.9%	17.6%
Market share , 31 Mar 2008 (3)	23.7%	50.0%	36.6%	46.3%	4.0%	17.5%
Market position (2) (4)	#1	#1	#2	#1	#5	#4
Mobile subs ('000)						
- Aggregate	69,384	52,442	22,738	25,965	1,704	15,490
- Proportionate	20,690	18,355	10,764	5,543	767	4,647
Growth in mobile subs (%) (5)	62%	22%	25%	14%	34%	73%
Credit ratings						
- Sovereign (Moody's/ S&P's)	Baa3/BBB-	Ba3/BB-	B1/BB-	Baa1/BBB+	NA	B+/B1
- Company (Moody's/ S&P's)	NA/BBB-	NA/BB+	Ba2/BB+	NA/A-	NA	NA

Notes:

(1) Based on closing market price on 30 June 2008, in local currency.
(2) Based on actual or estimated data available as at 30 June 2008.
(3) Based on actual data a quarter ago.
(4) Based on number of mobile subscribers.
(5) Compared against 30 June 2007 and based on aggregate mobile subscribers.
(6) Based on local market price quoted on the Stock Exchange of Thailand.
(7) Based on foreign market price quoted on the Stock Exchange of Thailand.

Please refer to **Appendix 2** for the currency rate movements of the major associates.

SECTION V : GLOSSARY

"ACCC"	Australian Competition And Consumer Commission.
"ARPU"	Average revenue per user.
"Associate"	An associated or a joint venture company under Singapore Financial Reporting Standard.
"DEL"	Direct exchange lines, which are telephone lines connected directly to a telephone switch.
"EI"	Exceptional items, which refer to items of income or expense within profit or loss from ordinary activities that are of such size, nature or incidence that their separate disclosure is considered necessary to explain the performance for the financial period.
"EBIT"	Earnings before interest and tax.
"EBITDA"	Earnings before interest, tax, depreciation and amortisation.
"EPS"	Earnings per share.
"Elders"	Elders Telecommunications Infrastructure Pty Ltd.
"FRS"	Financial Reporting Standard.
"Free Cash Flow"	Free cash flow refers to cash flow from operating activities less cash capital expenditure.
"HFC"	Hybrid fibre coaxial cable, a system that has the potential to deliver voice, video and data via fibre optic cable for long haul transmission and via coaxial cable for short haul transmission.
"ICT"	Information and communication technology.
"IP"	Internet protocol.
"MMS"	Multimedia messaging service.
"MOU"	Minutes of use.
"NA"	Not applicable.
'ND"	Not disclosed.
"NCS"	NCS Pte Ltd, SingTel's wholly-owned subsidiary, and its subsidiary companies.
"NM"	Not meaningful.
"Optus"	SingTel Optus Pty Limited, SingTel's wholly-owned subsidiary, and its subsidiary companies.
'Operational EBITDA"	EBITDA (see above) before the share of pre-tax results of the associates and compensation from IDA.
"Operational EBITDA margin"	Ratio of operational EBITDA over operating revenue.
"SAI"	SingTel Australia Investment Ltd, SingTel's wholly-owned subsidiary, which has 100% equity interest in Singapore Telecom Australia Investments Pty Limited ("STAI").
"STAI"	Singapore Telecom Australia Investments Pty Limited, which has 100% equity interest in Optus.
"SMB"	Small and medium business.
"SMS"	Short message service.
"SingTel"	Unless expressly stated, the term refers to SingTel Group excluding Optus.
"Singapore Business"	Comprised both the Singapore Telco and IT businesses.
"ULL"	Unbundled Local Loop.
"Underlying net profit"	Defined as net profit before exceptional items and exchange differences on inter-company loans to Optus, capital reductions of foreign-denominated subsidiaries, net of hedging, as well as very significant exceptional items of associates.

CONSOLIDATED BALANCE SHEETS

	As at		
	30 Jun 2008 (Unaudited) S$ million	31 Mar 2008 (Audited) S$ million	30 Jun 2007 (Unaudited) S$ million
Current assets			
Cash and cash equivalents	1,091	1,372	2,047
Derivative financial instruments	4	3	-
Trading investments	11	11	342
Trade and other receivables	3,098	2,541	3,084
Inventories	206	124	168
	4,409	4,050	5,641
Non-current assets			
Property, plant and equipment (net)	10,363	10,124	10,018
Intangible assets	10,066	10,057	10,115
Associated companies	966	1,087	105
Joint venture companies	7,108	7,453	7,169
Available-for-sale investments	321	353	47
Derivative financial instruments	242	358	137
Deferred tax assets	1,092	1,083	1,136
Other non-current receivables	146	150	96
	30,304	30,664	28,823
Total assets	34,713	34,714	34,464
Current liabilities			
Trade and other payables	3,370	3,360	2,968
Provision	13	13	11
Derivative financial instruments	388	163	16
Current tax liabilities	392	346	408
Borrowings (unsecured)	1,716	1,874	528
Borrowings (secured)	*	*	1
	5,880	5,756	3,931
Non-current liabilities			
Borrowings (unsecured)	4,945	5,668	6,214
Borrowings (secured)	-	-	-
Derivative financial instruments	1,222	1,334	1,158
Deferred tax liabilities	341	330	314
Deferred income	39	40	16
Advance billings	396	396	366
Other non-current liabilities	198	189	185
	7,142	7,956	8,253
Total liabilities	13,022	13,712	12,184
Net assets	21,691	21,002	22,280
Share capital and reserves			
Share capital	2,595	2,594	2,573
Reserves	19,093	18,406	19,704
Interests of shareholders of the Company	21,688	21,000	22,277
Minority interests	3	3	3
Total equity	21,691	21,002	22,280

Certain comparatives have been reclassified to conform with the presentation as at 30 June 2008.

CURRENCY RISK MANAGEMENT & OTHER MATTERS

The Group maintains a policy of hedging all known foreign currency exposures related to commercial commitments or transactions. These commitments or transactions include payment of operating expenses, traffic settlement, capital expenditure, interest and debt. Translation risks of foreign currency EBITDA and net investments are not hedged unless specifically approved by the Board.

Financial instruments such as foreign currency forward contracts and cross currency swaps are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes. All hedging transactions are reviewed regularly.

To minimise the adverse impact of foreign exchange movements on the Group's financial position, the Group determines the appropriate debt currency mix by matching it to the currency mix of the Group's underlying cash flows.

	As at		
	30 Jun	31 Mar	30 Jun
Debt Currency Mix	**2008**	**2008**	**2007**
SGD	58%	61%	59%
AUD	42%	39%	41%
Total	**100%**	**100%**	**100%**

The debt currency mix is constantly being reviewed and aligned with the Group's cash flows.

CREDIT RATINGS

As at 30 Jun 2008	SingTel	Optus
Standard & Poor's	A+ (stable)	A+ (stable)
Moody's Investors Service	Aa2 (stable)	Aa3 (stable)

MAJOR CURRENCY AVERAGE EXCHANGE RATES

1 Australian dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Derived weighted average exchange rate [1] for:							
Operating revenue							
SGD							
FY08/09	1.2895						
FY07/08	1.2681	1.2863	1.2926	1.2760	1.2773	1.2844	1.2809
Change (last corresponding period)	***1.7%***						
Underlying net profit							
SGD							
FY08/09	1.2911						
FY07/08	1.2662	1.2852	1.2894	1.2761	1.2757	1.2823	1.2794
Change (last corresponding period)	***2.0%***						

Note:
(1) The monthly income statement of Optus is translated from Australian dollar to Singapore dollar based on the average exchange rate for the month. These rates represent the derived weighted average exchange rates for the Australian dollar for the period to date.

1 Singapore dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Rupiah							
FY08/09	6,757						
FY07/08	5,882	6,098	6,369	6,579	5,987	6,459	6,227
Change (last corresponding period)	***14.9%***						
Baht							
FY08/09	23.6						
FY07/08	21.4	20.7	21.4	22.0	21.0	21.7	21.4
Change (last corresponding period)	***10.3%***						
Peso							
FY08/09	31.4						
FY07/08	30.8	30.3	29.6	29.0	30.6	29.3	29.9
Change (last corresponding period)	***1.9%***						
Indian Rupee							
FY08/09	30.5						
FY07/08	27.0	26.7	27.2	28.2	26.8	27.7	27.3
Change (last corresponding period)	***13.0%***						
Taka							
FY08/09	50.3						
FY07/08	45.2	45.2	47.2	48.5	45.2	47.6	46.8
Change (last corresponding period)	***11.3%***						
Pakistan Rupee							
FY08/09	48.5						
FY07/08			41.8	44.4	NA	42.8	42.8
Change (last corresponding period)	***NM***						

OPTUS FINANCIALS IN SINGAPORE DOLLARS

Optus' contribution to the Group summary income statements (in Singapore dollars) –

	Quarter 30 June		YOY
	2008 S$ m	2007 S$ m	Chge %
Operating revenue	**2,523**	**2,406**	**4.8**
Operating expenses	(1,901)	(1,812)	4.9
Other income	16	15	4.5
Operational EBITDA	**638**	**610**	**4.5**
- EBITDA margin	***25.3%***	***25.4%***	
Share of results of joint ventures	*	*	-
EBITDA	**638**	**610**	**4.5**
Depreciation & amortisation	(371)	(354)	4.8
EBIT	**267**	**256**	**4.2**
Net finance expense	(40)	(34)	17.8
Profit before tax	**227**	**222**	**2.2**
Taxation	(69)	(68)	2.2
Net profit	**158**	**155**	**2.1**

Note:
The monthly Income statement of Optus was translated from the Australian dollar to Singapore dollar based on the average exchange rate for the month. The derived weighted average exchange rates on translation of Optus income statement is shown in **Appendix 2**.

OPTUS FINANCIALS IN SINGAPORE DOLLARS

Optus' contribution to the Group operating revenue in Singapore dollars –

	Quarter 30 Jun 2008 S$ m	Quarter 30 Jun 2007 S$ m	YOY Chge %
Mobile communications	1,202	1,115	7.8
National telephone	414	472	-12.3
Data and Internet	443	395	12.1
Sale of equipment	200	184	8.6
IT and engineering	145	125	16.1
International telephone	47	53	-12.4
Others	72	62	17.2
Total	**2,523**	**2,406**	**4.8**

Optus' contribution to certain Group balance sheet items were –

	As at 30 Jun 2008 S$ m	As at 31 Mar 2008 S$ m	As at 30 Jun 2007 S$ m
Property, plant and equipment (net)	**7,798**	**7,531**	**7,544**
Gross debt			
Current debt	1,239	797	526
Non-current debt	602	1,127	1,219
Gross debt as reported in balance sheet	1,841	1,924	1,746
Related net hedging liability	471	381	361
	2,311	2,305	2,107
Less: Cash and bank balances	(154)	(122)	(118)
Net debt	**2,157**	**2,184**	**1,988**
	A$ m	**A$ m**	**A$ m**
Property, plant and equipment (net)	**5,943**	**5,966**	**5,797**
Gross debt			
Current debt	944	632	404
Non-current debt	459	893	937
Gross debt as reported in balance sheet	1,403	1,524	1,341
Related net hedging liability	359	302	278
	1,762	1,827	1,619
Less: Cash and bank balances	(117)	(97)	(91)
Net debt	**1,644**	**1,730**	**1,528**

OUTLOOK FOR THE CURRENT FINANCIAL YEAR ENDING 31 MARCH 2009

Singapore

- Operating revenue to grow at mid single-digit level.
- EBITDA will continue to grow.
- EBITDA margin is expected to be approximately 40%.
- Capital expenditure to revenue ratio to rise to mid-teens level.
- Free cash flow (excluding dividends from associates) will be lower.

Australia

- Operating revenue to grow at single-digit level.
- EBITDA and free cash flow are expected to grow, in line with higher revenue.
- Capital expenditure to revenue ratio will be at mid-teens level.

Associates/ Joint Ventures

- Taking into account the actual performance in the first quarter, the pre-tax earnings contributions from the regional mobile associates are expected to grow at low double-digit level and at a pace slower than the past two years[1]. The earnings contributions may be further impacted by currency fluctuations.

Group

- Consolidated revenue to grow.
- Operational EBITDA from the Singapore and Australian operations to grow.

---

[1] The pre-tax earnings contributions from the regional mobile associates were 26% and 25% for the financial years ended 31 March 2007 and 31 March 2008 respectively.

Financial results presentation
Q1 FY09: Quarter ended 30 June 2008

12th August 2008

SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. *It should be noted that the actual performance of SingTel* may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

SingTel

Asia's Leading Communications Company

Chua Sock Koong

Group CEO

SingTel

Q1 FY09: stable underlying earnings

Group performance	Revenue	↑ 6%	Underlying NPAT ➢ **stable**	S$865m
Singapore	Revenue	↑ 8%	Operational EBITDA[1] ➢ **up 1%**	S$523m
Optus	Revenue[2]	↑ 3%	Operational EBITDA ➢ **up 3%**	A$494m
Regional Mobile	Customers[3]	198m	Earnings[4] ➢ **down 12%**	S$557m

1. Excludes Group and International Business corporate costs
2. In A$ terms
3. Group mobile subscribers, including SingTel, Optus and Regional Mobile associates
4. Based on the Group's share of Regional Mobile associates earnings before tax and exceptionals

Group Q1 FY09 highlights

Proportionate EBITDA[1] outside Singapore **74%**



Optus
31%
42%
26%
Regional Mobile
Singapore

Highlights

Singapore
- mobile customers: continued growth momentum — 182k (up)
- mobile network expansion and enhancement — S$220m

Optus
- strong mobile customer acquisitions — 101k (up)
- increased uptake in wireless broadband customers — 182k at Jun 08

Regional Mobile
- strong subscriber growth — 12m (up)
- increased stake in Globe Telecom — 47% at Jun 08

1. Based on 3 months to Jun 08

Group Q1 FY09: impacted by associates' performance

S$m	3 months to Jun 08	3 months to Jun 07	YoY % change	3 months to Mar 08	Sequential % change
Operating revenue	3,777	3,567	5.9%	3,758	0.5%
Operational EBITDA	1,146	1,117	2.6%	1,155	(0.8%)
- margin	30.3%	31.3%	NM	30.7%	NM
Associates (ex exceptionals)	570	656	(13.1%)	646	(11.7%)
EBITDA[1]	1,728	1,769	(2.3%)	1,801	(4.1%)
Net profit	878	927	(5.3%)	1,093	(19.6%)
Underlying net profit[2]	865	868	(0.3%)	968	(10.6%)
- Excl currency impact[3]	920	868	6.0%	-	-

1. Operational EBITDA+share of results of associates
2. Excludes exceptional items and currency translation gains
3. Assuming regional currencies remain at the same levels for the comparative period

Singapore







SingTel

Singapore: sustained top-line & EBITDA growth

Q1 FY09		YoY Change	Highlights
Revenue	S$1,254m	↑ 8%	strong telco & IT revenue growth
Operating expenses[1]	S$743m	↑ 14%	S&A : higher mobile customer acquisitions & SAC cost of sales : higher IT hardware sales staff costs : higher headcount
Op EBITDA[1]	S$523m	↑ 1%	
Singapore margins[1]	41.7%	↓ 3% pt	telco margin 47.5% : higher selling expenses & content costs IT margin 7.3%

1. Excludes Group and International Business corporate costs of S$15m

SingTel

Singapore: continued telco & IT business growth

Q1 FY09	Revenue (S$ m)	YoY Change	Highlights
Total revenue	1,254	▲ 8%	• growth across telco and IT business
Data & Internet	370	▲ 11%	• growth in managed services and broadband
Mobile	347	▲ 10%	• strong growth in customer base
IT & Engineering	181	▲ 20%	• higher systems and network integration projects
International telephone	159	▲ 2%	• impacted by economic slowdown
Others	197	▼ 2%	• lower national telephone revenue and equipment sales

Data & Mobile: winning share in growth segments

Broadband – Q1 net adds 13K

Market share[1] 54%


Broadband subs ('000)
484
579
631
647
693
737
421
438
455
471
490
503
Wireless @SG customers[2]
4Q FY07
1Q FY08
2Q FY08
3Q FY08
4QFY08
1QFY09

Mobile – Q1 net adds 182K

Market share[1] 45% postpaid 45% prepaid

Wireless BB subs[3] 66k


Mobile subs ('m)
1.82
1.95
2.13
2.33
2.57
2.75
151K
Prepaid
31K
Postpaid
4Q FY07
1Q FY08
2Q FY08
3Q FY08
4Q FY08
1Q FY09

1. As at 30 Jun 08
2. Unique Wireless@SG customers who do not subscribe to SingTel's residential broadband services
3. Mobile subscribers who registered for monthly wireless broadband data subscription plans

Fixed: repositioning with mio

International telephone ▲ 2%

"Free IDD" promotions for prepaid mobile plans drove higher traffic and lower rate



IDD outgoing mins (m mins)1
Ave collection rate (S$/min)1
0.36
0.31
0.29
0.26
0.24
0.21
0.19
291
323
368
409
463
532
610
3Q FY07
4Q FY07
1Q FY08
2Q FY08
3Q FY08
4Q FY08
1Q FY09

Repositioning residential business

National telephone revenue	S$102m
Fixed market share[2]	94%
mio plan customers	76k
mio TV customers	46k

1. Excludes Malaysia
2. Includes DEL and mio voice. As at 30 June 08

Optus







SingTel

Optus: winning on-net and mobile customers

Q1 FY09	Revenue A$m	YoY change	Highlights
Total revenue	1,956	↑ 3%	• Rapidly growing mobile customer and on-net base • Growth offset termination rate decline and exit from consumer fixed line resale • Excluding impact of consumer fixed resale exit – revenue grew 6%
Mobile	1,107	↑ 6%	• Outgoing service revenue grew 10% • Increased uptake of wireless broadband • 3G HSPA coverage covers more than 80% of population
Business & Wholesale Fixed	490	↑ 7%	• Continued growth in Data & IP • Gaining profitable market share
Consumer & SMB Fixed	363	↓ 10%	• On-net growth drives margin improvement • Managed exit of unprofitable consumer resale

Mobile:
continuing postpaid growth and leading in prepaid

Mobile outgoing revenue growth **10%**

Strong net adds **101k**
- postpaid net adds 87k



Mobile revenue (A$m)
+6%
1,044
1,107
144
154
Equipment 7%
701
769
Outgoing 10%
199
184
Incoming 8%
Q1 FY08
Q1 FY09

Wireless broadband subs[1] — **182k** at Jun08

ARPUs stable QoQ
- postpaid **A$67**
- prepaid **A$26**

Total data % of ARPU — **31%**
- non-sms data % of ARPU 7%

EBITDA margin — **30%**
- down 4% points YoY

SingTel

[1] Subscribers provisioned with HSPA broadband service. Excludes data packs attached to voice services

Business & Wholesale Fixed: strong EBITDA growth reflecting on-net Data & IP focus

Revenue growth ↑ 7%

EBITDA growth ↑ 12%



OB & Wholesale Revenue (A$m)
+10%
-3%
+16%
+8%
Data&IP
Voice
ICT
Satellite
Q1FY08
Q1FY09

Data & IP revenue ↑ 10%

EBITDA margin 22%

- up 1% point

D3 launch H1 2009

Consumer & SMB: lifting margins and profitability with on-net growth

On-net broadband subscriber growth

EBITDA margin 17%
- up 8 percentage points



On-net
268k
Off-net
185k
Broadband customers(000s)
+55%
485
753
349
-53%
164
Jun-07
Jun-08
Jun-07
Jun-08



On-net
Off-net
Consumer Revenue(A$m)
+30%
189
245
156
-56%
68
Q1 FY08
Q1 FY09
Q1 FY08
Q1 FY09

ULL subscribers 368k
- up 51k in Q1

SingTel

Associates and joint ventures

Regional Mobile: world's fastest growing mobile market



Mobile penetration (%)
Mobile subscribers (m)
Growth in subscribers (%)
bharti
25%
69.4
62%
PBTL
Citycell
28%
1.7
34%
TELKOMSEL
49%
52.4
22%
WARID
WE CARE
55%
15.5
73%
Globe
70%
22.7
25%
AIS
91%
26.0
14%

	bharti	PBTL	TELKOMSEL	WARID	Globe	AIS
Effective stake (%)	30.4%	45.0%	35.0%	30.0%	47.3%	21.4%
Market position	#1	#5	#1	#4	#2	#1
Market share (%)	24%	4%	45%	18%	36%	46%

SingTel

Regional Mobile: weaker regional currencies & Indonesian operations

Q1 FY09	PBT[1] (S$ m)	% Change (S$)	% Change (local curr)	Highlights
Regional Mobile	557	↓ 12%	NA	• results impacted by a strong S$
Bharti	235	↑ 11%	↑ 26%	• continued strong growth momentum with record subscriber net adds
Telkomsel	221	↓ 23%	↓ 11%	• market competition, higher operating expenses and depreciation
Globe	62	↓ 26%	↓ 25%	• inflationary pressures and costs incurred for broadband expansion
AIS[2]	66	↑ 7%	↑ 18%	• strong revenue growth in prepaid services, non-voice traffic and international calls
Warid	(22)	NA	NA	• higher marketing, network utility and rental expenses

1. Excluding exceptional items – compared to 3 months to Jun 07
2. SingTel accounts for AIS March 08 quarter results in these results

SingTel

Financial position







SingTel

Capital structure: strong cash flow generation

Group free cashflow[1] — Stable

Net debt — S$6.9bn



Group free cashflow (S$m)
556
553
344
124
88
288
149
116
Q1FY08
Q1FY09
Singapore
Optus
Assoc div
S$56m
S$25m
S$28m

Net gearing	24%
Net debt:EBITDA	1.0x
EBITDA:net interest expense	20x
S&P's rating	A+
Moody's rating	Aa2

1. Operating cash including associates dividends less cash capex

SingTel

Foreign exchange movements

Currency	Exchange rate[1]	Currency appreciation / (depreciation) against S$	
	S$ 1.00	YoY	QoQ
INR	30.5	(13.0%)	(8.2%)
IDR	6,757	(14.9%)	(2.7%)
THB	23.6	(10.3%)	(7.3%)
PHP	31.4	(1.9%)	(8.3%)
PKR	48.5	n.a.	(9.2%)
BDT	50.3	(11.3%)	(3.7%)
1 AUD[2]	S$ 1.2911	2.0%	1.2%

1. Average exchange rates for the quarter ended 30 Jun 08
2. Average A$ rate for translation of Optus' underlying net profit

SingTel

Group outlook

	FY09 Targets
Revenue	**Consolidated revenue to grow**
Operational EBITDA	**Operational EBITDA from the Singapore and Australian operations to grow**
Regional Mobile Associates	**Earnings to grow at low double-digit level** - slower pace than the past two years[1] - may be further impacted by currency fluctuations

1. Pre-tax earnings from the regional mobile associates grew 26% and 25% for FY06/07 and FY07/08 respectively

SingTel

Asia's Leading Communications Company


OPTUS
hello!

www.singtel.com

SingTel

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
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NSW 1215

Telephone 61 2 9227 0334

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Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	12-Aug-2008
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ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	12-Aug-2008
Time	08:37:34
Subject	Confirmation Of Receipt And Release Of Announcement
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ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

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Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	12-Aug-2008
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Subject	Confirmation Of Receipt And Release Of Announcement
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ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

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Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

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DX 10427 Stock Exchange Sydney

ASX
AUSTRALIAN SECURITIES EXCHANGE

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To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	12-Aug-2008
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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	11-Aug-2008 12:35:37
Announcement No.	00019

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release - SingTel Group's combined mobile customer base reached 198 million
Description	
Attachments	NR20080811-mobileno.pdf Total size = **118K** (2048K size limit recommended)

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SingTel

News Release

SingTel Group's combined mobile customer base reached 198 million

- ***Year-on-year growth of 45% in mobile customer base***
- ***Total number of customers continued to increase despite slowdown in growth of regional economies***
- ***SingTel grew customer base despite full mobile number portability in Singapore***

Singapore, 11 August 2008 -- Singapore Telecommunications Limited (SingTel) today announced that the Group's combined mobile customer base in the region has reached 197.71 million as at 30 June 2008.

Compared to a year ago, the Group's mobile customer base in the eight markets – Australia, Bangladesh, India, Indonesia, Pakistan, the Philippines, Singapore and Thailand – grew 45%[1] from 136.35 million customers. On a quarterly basis, the increase was 6.7%.

On a proportionate share basis, the customer base grew 42% year-on-year or 7.2% quarter-on-quarter to 70.76 million.

Double-digit year-on-year growth by associates

The regional associates[2] increased their mobile customer bases by between 14% and 63% compared to a year ago.

In the three months to 30 June 2008, Bharti added another record 7.40 million new customers to bring its total mobile customer base to 69.38 million. Bharti's customers constituted 35% of the Group's combined mobile base.

Telkomsel attracted 1.11 million new mobile customers during the quarter. With a customer base of 52.44 million customers, it remained Indonesia's leading cellular company.

AIS also continued to lead the market in Thailand. During the quarter, it attracted more than 877,000 new customers. Its total base of 25.96 million customers represented about 46% share of the Thai market.

Globe added 1.46 million mobile customers to bring its total base to 22.74 million as at 30 June 2008.

For the same period, Warid increased its base by 1.10 million customers to reach 15.49 million mobile customers while in Bangladesh, PBTL saw its total CDMA base growing to 1.70 million customers.

Optus continued to build scale

Optus' total customer base reached 7.24 million as at 30 June 2008. During the quarter, it added 101,000 new mobile subscribers, of which 87,000 were in postpaid.

The number of its 3G subscribers also rose to 1.87 million, a 33% increase compared to a quarter ago. Optus continued to expand its 3G HSPA mobile network. As at 30 June 2008, its 3G network provided coverage to more than 80% of the population.

---

[1] *Including Warid's 15.49 million subscribers as at 30 June 2008.*
[2] *Excluding Warid, in which SingTel acquired a stake in September 2007.*

SingTel

<u>SingTel gained more customers despite full Mobile Number Portability (MNP)</u>

In a competitive market which saw the implementation of full MNP on 13 June 2008, SingTel continued to gain more customers in Singapore.

It added 182,000 new mobile customers in the quarter to bring its total mobile customer base to 2.75 million as at 30 June 2008.

With a strong presence in the foreign worker segment, SingTel's prepaid customer base grew 151,000 in the quarter. As at 30 June 2008, it had 1.34 million prepaid customers.

The demand for 3G mobile services grew steadily. SingTel had 961,000 3G mobile subscribers as at 30 June 2008, representing 68% of its total postpaid base.

Regional mobile customer base at a glance

	Aggregate Customer Base (million)			Proportionate Customer Base (million)		
	30 Jun 08	**31 Mar 08**	**30 Jun 07**	**30 Jun 08**	**31 Mar 08**	**30 Jun 07**
SingTel	2.75	2.57	1.95	2.75	2.57	1.95
Optus	7.24	7.14	6.80	7.24	7.14	6.80
Bharti	69.38	61.99	42.70	20.69	18.50	12.79
Telkomsel	52.44	51.34	42.81	18.36	17.97	14.98
AIS	25.96	25.09	22.69	5.54	5.36	4.85
Globe	22.74	21.27	18.13	10.76	9.46	8.07
Warid	15.49	14.40	-	4.65	4.32	-
PBTL	1.70	1.56	1.27	0.77	0.70	0.57
Group total	**197.71**	**185.34**	**136.35**	**70.76**	**66.02**	**50.01**

Details on the performance of the regional associates will be available when SingTel announces its results for the first quarter ended 30 June 2008 on 12 August 2008.

About SingTel

SingTel is a strategic investor in the region's most successful mobile operations. It has a 21.35% stake in Thailand's Advanced Info Service (AIS). In India, it has a 30.44% effective interest in Bharti, the country's largest GSM operator. One of SingTel's earliest investments in the region is Globe Telecom in the Philippines. Today, it has a 47.34% stake in Globe. SingTel has a 35% stake in Indonesia's largest mobile operator, Telkomsel. It also has a 45% equity stake in Pacific Bangladesh Telecom Limited (PBTL) and a 30% equity interest in Warid Telecom in Pakistan. More information can be found at www.singtel.com and www.optus.com.au.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	SINGAPORE TELECOMMUNICATIONS LIMITED.
Fax number	00196567383769
From	ASX Limited – Company Announcements Office
Date	11-Aug-2008
Time	14:45:54
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release - SingTel Group's combined mobile customer base

END

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